Exhibit 99.6

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (as the same may from time to time be amended, modified, supplemented or restated, this “Agreement”) dated as of January 31, 2022 (the “Effective Date”) among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, VA  22314 (“Oxford”), as collateral agent (in such capacity, “Collateral Agent”), the Lenders listed on Schedule 1.1 hereof or otherwise a party hereto from time to time including Oxford in its capacity as a Lender (each a “Lender” and collectively, the “Lenders”), CENTOGENE N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 72822872 (“Parent”), CENTOGENE GMBH, a company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with offices located at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Rostock under HRB 14967 (“Centogene Germany”), CENTOSAFE B.V., a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 80366120 (“Centosafe”) and CENTOGENE US, LLC, a Delaware limited liability company with offices located at 99 Erie Street, Cambridge, MA 02139 (“Centogene US” or “US Borrower”, and together with Parent, Centogene Germany and Centosafe, individually and collectively, jointly and severally, “Borrower”), provides the terms on which the Lenders shall lend to Borrower and Borrower shall repay the Lenders.  The parties agree as follows:

1.  ACCOUNTING AND OTHER TERMS

1.1  Accounting terms not defined in this Agreement shall be construed in accordance with IFRS.  Calculations and determinations must be made in accordance with IFRS.  Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13.  All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein.  All references to “Dollars” or “$” are United States Dollars, unless otherwise noted.

2.  LOANS AND TERMS OF PAYMENT

2.1  Promise to Pay.  Borrower hereby unconditionally promises to pay each Lender, the outstanding principal amount of all Term Loans advanced to Borrower by such Lender and accrued and unpaid interest thereon and any other amounts due hereunder as and when due in accordance with this Agreement.

2.2  Term Loans.

(a)  Availability.

(i)  Subject to the terms and conditions of this Agreement, the Lenders agree, severally and not jointly, to make term loans to Borrower on the Effective Date in an aggregate amount of Twenty-Five Million Dollars ($25,000,000.00) and disbursed in a single advance according to each Lender’s Term A Loan Commitment as set forth on Schedule 1.1 hereto (such term loans are hereinafter referred to singly as a “Term A Loan”, and collectively as the “Term A Loans”).  After repayment, no Term A Loan may be re-borrowed.

(ii)  Subject to the terms and conditions of this Agreement, the Lenders agree, severally and not jointly, during the Term B Draw Period, to make term loans to Borrower in an aggregate amount of Twenty Million Dollars ($20,000,000.00) and disbursed in a single advance according to each Lender’s Term B Loan Commitment as set forth on Schedule 1.1 hereto (such term loans are hereinafter referred to singly as a “Term B Loan”, and collectively as the “Term B Loans”; each Term A Loan or Term B Loan is hereinafter referred to singly as a “Term Loan” and the Term A Loans and the Term B Loans are hereinafter referred to collectively as the “Term Loans”).  After repayment, no Term B Loan may be re-borrowed.

(b)  Repayment.  Borrower shall make monthly payments of interest only commencing on the first (1st) Payment Date following the Funding Date of each Term Loan, and continuing on the Payment Date of each successive month thereafter through and including the Payment Date immediately preceding the Amortization Date.  Borrower agrees to pay, on the Funding Date of each Term Loan, any initial partial monthly interest payment otherwise due for the period between the Funding Date of such Term Loan and the first Payment Date thereof.  Commencing on the Amortization Date, and continuing on the Payment Date of each month thereafter, Borrower shall make consecutive equal monthly payments of principal, together with applicable interest, in arrears, to each Lender, as calculated by Collateral Agent (which calculations shall be deemed correct absent manifest error) based upon: (1) the amount of such Lender’s Term Loan, (2) the effective rate of interest, as determined in Section 2.3(a), and (3) a repayment schedule equal to twenty-four (24) months.  All unpaid principal and accrued and unpaid interest with respect to each Term Loan is due and payable in full on the Maturity Date.  Each Term Loan may only be prepaid in accordance with Sections 2.2(c) and 2.2(d).

(c)  Mandatory Prepayments.  If the Term Loans are accelerated following the occurrence of an Event of Default, Borrower shall immediately pay to Lenders, payable to each Lender in accordance with its respective Pro Rata Share, an amount equal to the sum of: (i) all outstanding principal of the Term Loans plus accrued and unpaid interest thereon through the prepayment date, (ii) the Final Payment, (iii) the Prepayment Fee, plus (iv) all other Obligations that are due and payable, including Lenders’ Expenses and interest at the Default Rate with respect to any past due amounts. Notwithstanding (but without duplication with) the foregoing, on the Maturity Date, if the Final Payment had not previously been paid in full in connection with the prepayment of the Term Loans in full, Borrower shall pay to Collateral Agent, for payment to each Lender in accordance with its respective Pro Rata Share, the Final Payment in respect of the Term Loans.

(d)  Permitted Prepayment of Term Loans.  Borrower shall have the option to prepay all, but not less than all, of the Term Loans advanced by the Lenders under this Agreement, provided Borrower (i) provides written notice to Collateral Agent of its election to prepay the Term Loans at least fifteen (15) days prior to such prepayment (or such shorter period as the Collateral Agent may consent to in its reasonable discretion), and (ii) pays to the Lenders on the date of such prepayment, payable to each Lender in accordance with its respective Pro Rata Share, an amount equal to the sum of (A) all outstanding principal of the Term Loans plus accrued and unpaid interest thereon through the prepayment date, (B) the Final Payment, (C) the Prepayment Fee, plus (D) all other Obligations that are due and payable, including Lenders’ Expenses and interest at the Default Rate with respect to any past due amounts.  Any notice of prepayment provided under this Section 2.2(d) may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked or extended by Borrower (by written notice to Collateral Agent on or prior to the specified prepayment date) if such condition is not satisfied.

2.3  Payment of Interest on the Credit Extensions.

(a)  Interest Rate.  Subject to Section 2.3(b), the principal amount outstanding under the Term Loans shall accrue interest at a floating per annum rate equal to the Basic Rate, determined by Collateral Agent on the Funding Date of the applicable Term Loan and monthly thereafter, which interest shall be payable monthly in arrears in accordance with Sections 2.2(b) and 2.3(e). Interest shall accrue on each Term Loan commencing on, and including, the Funding Date of such Term Loan, and shall accrue on the principal amount outstanding under such Term Loan through and including the day on which such Term Loan is paid in full.

(b)  Default Rate. Immediately upon the occurrence and during the continuance of an Event of Default, Obligations shall accrue interest at a floating per annum rate equal to the rate that is otherwise applicable thereto plus five percentage points (5.00%) (the “Default Rate”).  Payment or acceptance of the increased interest rate provided in this Section 2.3(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Collateral Agent.

(c)  360-Day Year.  Interest shall be computed on the basis of a three hundred sixty (360) day year, and the actual number of days elapsed.

(d)  Debit of Accounts.  Collateral Agent and each Lender may debit (or ACH) any deposit accounts, maintained by Borrower or any of its Subsidiaries, including the Designated Deposit Account, for principal and interest payments or any other amounts Borrower owes Collateral Agent or the Lenders under the Loan Documents when due.  Any such debits (or ACH activity) shall not constitute a set-off.

(e)  Payments.  Except as otherwise expressly provided herein, all payments by Borrower under the Loan Documents shall be made to the respective Lender to which such payments are owed, at such Lender’s office in immediately available funds on the date specified herein. Unless otherwise provided, interest is payable monthly on the Payment Date of each month.  Payments of principal and/or interest received after 12:00 noon Eastern time are considered received at the opening of business on the next Business Day.  When a payment is due on a day that is not a Business Day, the payment is due the next Business Day and additional fees or interest, as applicable, shall continue to accrue until paid. All payments to be made by Borrower hereunder or under any other Loan Document, including payments of principal and interest, and all fees, expenses, indemnities and reimbursements, shall be made without set-off, recoupment or counterclaim, in lawful money of the United States and in immediately available funds.

2.4  Secured Promissory Notes.  The Term Loans shall be evidenced by a Secured Promissory Note or Notes in the form attached as Exhibit D hereto (each a “Secured Promissory Note”), and shall be repayable as set forth in this Agreement.  Borrower irrevocably authorizes each Lender to make or cause to be made, on or about the Funding Date of any Term Loan or at the time of receipt of any payment of principal on such Lender’s Secured Promissory Note, an appropriate notation on such Lender’s Secured Promissory Note Record reflecting the making of such Term Loan or (as the case may be) the receipt of such payment.  The outstanding amount of each Term Loan set forth on such Lender’s Secured Promissory Note Record shall be prima facie evidence of the principal amount thereof owing and unpaid to such Lender, but the failure to record, or any error in so recording, any such amount on such Lender’s Secured Promissory Note Record shall not limit or otherwise affect the obligations of Borrower under any Secured Promissory Note or any other Loan Document to make payments of principal of or interest on any Secured Promissory Note when due.  Upon receipt of an affidavit of an officer of a Lender as to the loss, theft, destruction, or mutilation of its Secured Promissory Note, Borrower shall issue, in lieu thereof, a replacement Secured Promissory Note in the same principal amount thereof and of like tenor.

2.5  Fees.  Borrower shall pay to Collateral Agent:

(a)  Facility Fee.  A non-refundable facility fee (the “Facility Fee”) to be shared between the Lenders pursuant to their respective Commitment Percentages, due and payable as follows: (i) Two Hundred Fifty Thousand Dollars ($250,000.00) shall be fully earned and due and payable on the Effective Date, and (ii) Two Hundred Thousand Dollars ($200,000.00) shall be fully earned and due and payable on the Funding Date of the Term B Loans;

(b)  Final Payment.  The Final Payment, when due hereunder, to be shared between the Lenders in accordance with their respective Pro Rata Shares;

(c)  Prepayment Fee.  The Prepayment Fee, when due hereunder, to be shared between the Lenders in accordance with their respective Pro Rata Shares;

(d)  Lenders’ Expenses.  All Lenders’ Expenses (including reasonable and documented out-of-pocket attorneys’ fees and expenses for documentation and negotiation of this Agreement) incurred through and after the Effective Date, when due; and

(e)  Good Faith Deposit.  Borrower has paid to Collateral Agent a deposit of One Hundred Thousand Dollars ($100,000.00) (the “Good Faith Deposit”), to initiate Collateral Agent’s and Lenders’ due diligence review and documentation process.  The Good Faith Deposit will be used to pay Lenders’ Expenses due on the Effective Date; provided, however, Borrower shall be responsible for the entire amount of Lenders’ Expenses payable under Section 2.5(d) hereof.

2.6  Withholding.   Payments received by the Lenders from Borrower hereunder will be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any governmental authority (including any interest, additions to tax or penalties applicable thereto).  Specifically, however, if at any time any Governmental Authority, applicable law, regulation or international agreement requires Borrower to make any withholding or deduction from any such payment or other sum payable hereunder to the Lenders, Borrower shall be permitted to make such withholding and deduction and hereby covenants and agrees that the amount due from Borrower with respect to such payment or other sum payable hereunder will be increased to the extent necessary to ensure that, after the making of such required withholding or deduction, each Lender receives a net sum equal to the sum which it would have received had no withholding or deduction been required and Borrower shall pay the full amount withheld or deducted to the relevant Governmental Authority.  The amount by which a payment is required to be increased pursuant to the prior sentence is referred to hereafter as the “Withholding Tax Indemnity Amount.”   Borrower will, upon request, furnish the Lenders with proof reasonably satisfactory to the Lenders indicating that Borrower has made such withholding payment; provided, however, that Borrower need not make any withholding payment if the amount or validity of such withholding payment is contested in good faith by appropriate and timely proceedings and as to which payment in full is bonded or reserved against by Borrower.  The agreements and obligations of Borrower contained in this Section 2.6 shall survive the termination of this Agreement.  On the date of this Agreement, each Lender shall deliver, and upon a Lender Transfer, the applicable successor or assign shall deliver, to Borrower, a complete and properly executed IRS Form W-9 or Form W-8, as applicable or any similar or successor certificate designated by the IRS (a “Tax Certificate”).  Notwithstanding anything to the contrary in this Section 2.6, so long as no Event of Default has occurred and is continuing, if a Lender fails to deliver a Tax Certificate, Borrower shall not be required to pay the Withholding Tax Indemnity Amount, if any, unless and until Lender delivers the Tax Certificate.

3.  CONDITIONS OF LOANS

3.1  Conditions Precedent to Initial Credit Extension.  Each Lender’s obligation to make a Term A Loan is subject to the condition precedent that Collateral Agent and each Lender shall consent to or shall have received, in form and substance satisfactory to Collateral Agent and each Lender, such documents, and completion of such other matters, as Collateral Agent and each Lender may reasonably deem necessary or appropriate, including, without limitation:

(a)  original Loan Documents, including notices required under the Dutch Security Documents and the German Security Documents, each duly executed by Borrower, as applicable;

(b)  subject to the Post Closing Letter, a duly executed original Control Agreement with respect to any Collateral Account maintained in the US by Borrower or any of its Subsidiaries which require a Control Agreement pursuant to Section 6.6;

(c)  duly executed original Secured Promissory Notes in favor of each Lender according to its Term A Loan Commitment Percentage;

(d)  the Operating Documents of Borrower and good standing certificates of the US Borrower certified by the Secretary of State (or equivalent agency) of such Borrower’s jurisdiction formation and each jurisdiction in which such Borrower is qualified to conduct business, each as of a date no earlier than thirty (30) days prior to the Effective Date;

(e)  a copy of a resolution of the board of directors of each of Parent and Centosafe: (i) approving the terms of, and the transactions contemplated by, the Loan Documents to which it is a party and resolving that it execute, deliver and perform the Loan Documents to which it is a party; (ii) authorizing a specified person or persons to execute the Loan Documents to which it is a party on its behalf; and authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Loan Documents to which it is a party; and

(f)  in respect of each of the Parent and Centosafe:

(i)   a copy of a resolution of its board of supervisory directors approving its execution and the terms of, and the transactions contemplated by, the Loan Documents to which it is a party;

(ii)  if required by law or its Constitutional Documents, a copy of a resolution of its general meeting of shareholders approving its execution and the terms of, and the transactions contemplated by, the Loan Documents to which it is a party; and

(iii)  if it is required by law or any arrangement binding on it to obtain works council advice in respect of its or any other person's entry into the Loan Documents, a copy of a positive advice from its (central) works council (and, if such advice is not unconditional, confirmation from the Parent or Centosafe, as applicable, that (i) the conditions set by the works council are and will be complied with and (ii) such compliance does and will not have a Material Adverse Effect);

(g)  the Operating Documents of each Subsidiary of Borrower that is not a borrower hereunder;

(h)  a completed Perfection Certificate for Borrower and each of its Subsidiaries;

(i)  the Annual Projections, for the current calendar year;

(j)  duly executed original officer’s certificate for Borrower that is a party to the Loan Documents, in the forms attached hereto;

(k)  certified copies, dated as of date no earlier than thirty (30) days prior to the Effective Date, of financing statement searches, as Collateral Agent shall request, accompanied by written evidence (including any UCC termination statements) that the Liens indicated in any such financing statements either constitute Permitted Liens or have been or, in connection with the initial Credit Extension, will be terminated or released;

(l)  subject to the Post Closing Letter, a landlord’s consent executed in favor of Collateral Agent in respect of all of Borrower’s and each Subsidiaries’ leased locations (in relation to the German Borrower, if and to the extent assets located in such locations are Collateral);

(m)  subject to the Post Closing Letter, a bailee waiver executed in favor of Collateral Agent in respect of each third party bailee where Borrower or any Subsidiary maintains Collateral having a book value in excess of Five Hundred Thousand Dollars ($500,000.00);

(n)  a duly executed legal opinion of U.S. counsel to Borrower dated as of the Effective Date in respect of customary U.S. law matters;

(o)  a duly executed legal opinion of Dutch counsel to Borrower dated as of the Effective Date in respect of customary Dutch law matters;

(p)  a duly executed validity and enforceability legal opinion of German counsel to Collateral Agent and Lenders dated as of the Effective Date in respect of customary German law matters;

(q)  a duly executed capacity legal opinion of German counsel to Borrower dated as of the Effective Date in respect of customary German law matters;

(r)  evidence satisfactory to Collateral Agent and the Lenders that the insurance policies required by Section 6.5 hereof and the German Security Documents are in full force and effect, in respect of insurance policies taken out in the US, together with appropriate evidence showing loss payable and/or additional insured clauses or endorsements in favor of Collateral Agent, for the ratable benefit of the Lenders;

(s)   receipt by Parent on the Effective Date of unrestricted net cash proceeds of not less than Fifteen Million Euros (€15,000,000.00) from the issuance and sale of Parent’s equity securities; and

(t)  payment of the fees and Lenders’ Expenses then due as specified in Section 2.5 hereof.

3.2  Conditions Precedent to all Credit Extensions.  The obligation of each Lender to make each Credit Extension, including the initial Credit Extension, is subject to the following conditions precedent:

(a)  receipt by Collateral Agent of an executed Disbursement Letter in the form of Exhibit B attached hereto;

(b)  the representations and warranties in Section 5 hereof shall be true, accurate and complete in all material respects on the date of the Disbursement Letter and on the Funding Date of each Credit Extension; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, and no Event of Default shall have occurred and be continuing or result from the Credit Extension.  Each Credit Extension is Borrower’s representation and warranty on that date that the representations and warranties in Section 5 hereof are true, accurate and complete in all material respects; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date;

(c)  in such Lender’s sole discretion, there has not been any Material Adverse Change or any material adverse deviation by Borrower from the Annual Projections of Borrower presented to and accepted by Collateral Agent and each Lender;

(d)  to the extent not delivered at the Effective Date, duly executed original Secured Promissory Notes, in number, form and content acceptable to each Lender, and in favor of each Lender according to its Commitment Percentage, with respect to each Credit Extension made by such Lender after the Effective Date; and

(e)  payment of the fees and Lenders’ Expenses then due as specified in Section 2.5 hereof.

3.3  Covenant to Deliver.  Borrower agrees to deliver to Collateral Agent and the Lenders each item required to be delivered to Collateral Agent under this Agreement as a condition precedent to any Credit Extension.  Borrower expressly agrees that a Credit Extension made prior to the receipt by Collateral Agent or any Lender of any such item shall not constitute a waiver by Collateral Agent or any Lender of Borrower’s obligation to deliver such item, and any such Credit Extension in the absence of a required item shall be made in each Lender’s sole discretion.

3.4  Procedures for Borrowing.  Subject to the prior satisfaction of all other applicable conditions to the making of a Term Loan set forth in this Agreement, to obtain a Term Loan, Borrower shall notify the Lenders (which notice shall be irrevocable) by electronic mail, facsimile, or telephone by 12:00 noon Eastern time five (5) Business Days prior to the date the Term Loan is to be made.  Together with any such electronic, facsimile or telephonic notification, Borrower shall deliver to the Lenders by electronic mail or facsimile a completed Disbursement Letter executed by a Responsible Officer or his or her designee.  The Lenders may rely on any telephone notice given by a person whom a Lender reasonably believes is a Responsible Officer or designee.  On the Funding Date, each Lender shall credit and/or transfer (as applicable) to the Designated Deposit Account, an amount equal to its Term Loan Commitment.

4.  CREATION OF SECURITY INTEREST

4.1  Grant of Security Interest.  US Borrower hereby grants Collateral Agent, for the ratable benefit of the Lenders, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Collateral Agent, for the ratable benefit of the Lenders, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof.  US Borrower represents, warrants, and covenants that the security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral, subject only to Permitted Liens that are permitted by the terms of this Agreement to have priority to Collateral Agent’s Lien.  If US Borrower shall acquire a commercial tort claim (as defined in the Code) in excess of Five Hundred Thousand Dollars ($500,000.00), US Borrower shall promptly notify Collateral Agent in a writing signed by US Borrower, as the case may be, of the general details thereof (and further details as may be required by Collateral Agent) and grant to Collateral Agent, for the ratable benefit of the Lenders, in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to Collateral Agent.

If this Agreement is terminated, Collateral Agent’s Lien in the Collateral shall continue until the Obligations (other than inchoate indemnity obligations) are repaid in full in cash.  Upon payment in full in cash of the Obligations (other than inchoate indemnity obligations) and at such time as the Lenders’ obligation to make Credit Extensions has terminated, Collateral Agent shall, at the sole cost and expense of Borrower, release its Liens in the Collateral and all rights therein shall revert to US Borrower.

4.2  Authorization to File Financing Statements.  US Borrower hereby authorizes Collateral Agent to file financing statements or take any other action required to perfect Collateral Agent’s security interests in the Collateral, without notice to US Borrower, with all appropriate jurisdictions to perfect or protect Collateral Agent’s interest or rights under the Loan Documents, including a notice that any disposition of the Collateral, except to the extent permitted by the terms of this Agreement, by US Borrower, or any other Person, shall be deemed to violate the rights of Collateral Agent under the Code.

4.3  Pledge of Collateral.  Centogene Germany hereby pledges, assigns and grants to Collateral Agent, for the ratable benefit of the Lenders, a security interest in all the Shares, together with all proceeds and substitutions thereof, all cash, stock and other moneys and property paid thereon, all rights to subscribe for securities declared or granted in connection therewith, and all other cash and non-cash proceeds of the foregoing, as security for the performance of the Obligations.  On the Effective Date, or, to the extent not certificated as of the Effective Date, within ten (10) days of the certification of any Shares, the certificate or certificates for the Shares will be delivered to Collateral Agent, accompanied by an instrument of assignment duly executed in blank by Centogene Germany.  To the extent required by the terms and conditions governing the Shares, Centogene Germany shall cause the books of each entity whose Shares are part of the Collateral and any transfer agent to reflect the pledge of the Shares.  Upon the occurrence and during the continuance of an Event of Default hereunder, Collateral Agent may effect the transfer of any securities included in the Collateral (including but not limited to the Shares) into the name of Collateral Agent and cause new (as applicable) certificates representing such securities to be issued in the name of Collateral Agent or its transferee.  Centogene Germany will execute and deliver such documents, and take or cause to be taken such actions, as Collateral Agent may reasonably request to perfect or continue the perfection of Collateral Agent’s security interest in the Shares.  Unless an Event of Default shall have occurred and be continuing, Centogene Germany shall be entitled to exercise any voting rights with respect to the Shares and to give consents, waivers and ratifications in respect thereof, provided that no vote shall be cast or consent, waiver or ratification given or action taken which would be inconsistent with any of the terms of this Agreement or which would constitute or create any violation of any of such terms.  All such rights to vote and give consents, waivers and ratifications shall terminate upon the occurrence and continuance of an Event of Default.

5.  REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Collateral Agent and the Lenders as follows:

5.1  Due Organization, Authorization: Power and Authority.  Borrower and each of its Subsidiaries is duly existing and (where relevant) in good standing as a Registered Organization in its jurisdictions of organization or formation and Borrower and each of its Subsidiaries is qualified and licensed to do business and is in good standing in any jurisdiction in which the conduct of its businesses or its ownership of property requires that it be qualified except where the failure to do so could not reasonably be expected to have a Material Adverse Change.  In connection with this Agreement, Borrower and each of its Subsidiaries has delivered to Collateral Agent a completed perfection certificate signed by an officer of Borrower or such Subsidiary (each a “Perfection Certificate” and collectively, the “Perfection Certificates”).  Borrower represents and warrants that (a) Borrower and each of its Subsidiaries’ exact legal name is that which is indicated on its respective Perfection Certificate and on the signature page of each Loan Document to which it is a party; (b) Borrower and each of its Subsidiaries is an organization of the type and is organized in the jurisdiction set forth on its respective Perfection Certificate; (c) each Perfection Certificate accurately sets forth each of Borrower’s and its Subsidiaries’ organizational identification number or accurately states that Borrower or such Subsidiary has none; (d) each Perfection Certificate accurately sets forth Borrower’s and each of its Subsidiaries’ place of business, or, if more than one, its chief executive office as well as Borrower’s and each of its

Subsidiaries’ mailing address (if different than its chief executive office); (e) Borrower and each of its Subsidiaries (and each of its respective predecessors) have not, in the past five (5) years, changed its jurisdiction of organization, organizational structure or type, or any organizational number assigned by its jurisdiction; and (f) all other information set forth on the Perfection Certificates pertaining to Borrower and each of its Subsidiaries, is accurate and complete (it being understood and agreed that Borrower and each of its Subsidiaries may from time to time update certain information in the Perfection Certificates (including the information set forth in clause (d) above) after the Effective Date to the extent permitted by one or more specific provisions in this Agreement); such updated Perfection Certificates subject to the review and approval of Collateral Agent.  If Borrower or any of its Subsidiaries is not now a Registered Organization but later becomes one, Borrower shall notify Collateral Agent of such occurrence and provide Collateral Agent with such Person’s organizational identification number within five (5) Business Days of receiving such organizational identification number.

The execution, delivery and performance by Borrower and each of its Subsidiaries of the Loan Documents to which it is a party have been duly authorized, and do not (i) conflict with any of Borrower’s or such Subsidiaries’ organizational documents, including its respective Operating Documents, (ii) contravene, conflict with, constitute a default under or violate any material Requirement of Law applicable thereto, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which Borrower or such Subsidiary, or any of their property or assets may be bound or affected, (iv) require any action by, filing, registration, or qualification with, or Governmental Approval from, any Governmental Authority (except such Governmental Approvals which have already been obtained and are in full force and effect or are being obtained pursuant to Section 6.1(b)), or (v) constitute an event of default under any material agreement by which Borrower or any of such Subsidiaries, or their respective properties, is bound.  Neither Borrower nor any of its Subsidiaries is in default under any agreement to which it is a party or by which it or any of its assets is bound in which such default could reasonably be expected to have a Material Adverse Change.

5.2  Collateral.

(a)  Borrower and each of its Subsidiaries have good title to, have rights in, and the power to transfer each item of the Collateral upon which it purports to grant a Lien under the Loan Documents, free and clear of any and all Liens except Permitted Liens, and neither Borrower nor any of its Subsidiaries have any Deposit Accounts, Securities Accounts, Commodity Accounts or other investment accounts other than the Collateral Accounts or the other investment accounts, if any, described in the Perfection Certificates delivered to Collateral Agent in connection herewith with respect of which Borrower has given Collateral Agent notice and taken such actions as are necessary to give Collateral Agent a perfected security interest in the Collateral Accounts of Borrower. The Accounts are bona fide, existing obligations of the Account Debtors.

(b)  On the Effective Date, and except as disclosed on the Perfection Certificate (i) the Collateral is not in the possession of any third party bailee (such as a warehouse), and (ii) no such third party bailee possesses components of the Collateral in excess of Five Hundred Thousand Dollars ($500,000.00).  None of the components of the Collateral shall be maintained at locations other than as disclosed in the Perfection Certificates on the Effective Date or as permitted pursuant to Section 6.11.

(c)  All Inventory is in all material respects of good and marketable quality, free from material defects.

(d)  Borrower and each of its Subsidiaries is the sole owner of the Intellectual Property each respectively purports to own, free and clear of all Liens other than Permitted Liens.  (i) Each of Borrower’s and its Subsidiaries’ Patents is valid and enforceable and no part of Borrower’s or its Subsidiaries’ Intellectual Property has been judged invalid or unenforceable, in whole or in part, and (ii) to the best of Borrower’s knowledge, no claim has been made that any part of the Intellectual Property or any practice by Borrower or its Subsidiaries violates the rights of any third party except to the extent such claim could not reasonably be expected to have a Material Adverse Change.  Except as noted on the Perfection Certificates, neither Borrower nor any of its Subsidiaries is a party to, nor is bound by, any material license or other material agreement with respect to which Borrower or such Subsidiary is the licensee that (i) prohibits or otherwise restricts Borrower or its Subsidiaries from granting a security interest in Borrower’s or such Subsidiaries’ interest in such material license or material agreement or any other property, or (ii) for which a default under or termination of could interfere with Collateral Agent’s or any Lender’s right to sell any Collateral.  Borrower shall provide written notice to Collateral Agent and each Lender within ten (10) days of Borrower or any of its Subsidiaries entering into or becoming bound by any license or agreement with respect to which Borrower or any Subsidiary is the licensee (other than over-the-counter software that is commercially available to the public).

5.3  Litigation.  Except as disclosed (i) on the Perfection Certificates, or (ii) in accordance with Section 6.9 hereof, there are no actions, suits, investigations, or proceedings pending or, to the knowledge of the Responsible Officers, threatened in writing by or against Borrower or any of its Subsidiaries involving more than Five Hundred Thousand Dollars ($500,000.00).

5.4  No Material Deterioration in Financial Condition; Financial Statements.  All consolidated financial statements for Borrower and its Subsidiaries, delivered to Collateral Agent fairly present, in conformity with IFRS, in all material respects the consolidated financial condition of Borrower and its Subsidiaries, and the consolidated results of operations of Borrower and its Subsidiaries.  There has not been any material deterioration in the consolidated financial condition of Borrower and its Subsidiaries since the date of the most recent financial statements submitted to any Lender.

5.5  Solvency.  Borrower and each of its Subsidiaries is Solvent.

5.6  Regulatory Compliance.  Neither Borrower nor any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” under the Investment Company Act of 1940, as amended.  Neither Borrower nor any of its Subsidiaries is engaged as one of its important activities in extending credit for margin stock (under Regulations X, T and U of the Federal Reserve Board of Governors).  Borrower and each of its Subsidiaries has complied in all material respects with the Federal Fair Labor Standards Act, if applicable to it.  Neither Borrower nor any of its Subsidiaries is a “holding company” or an “affiliate” of a “holding company” or a “subsidiary company” of a “holding company” as each term is defined and used in the Public Utility Holding Company Act of 2005.  Neither Borrower nor any of its Subsidiaries has violated any laws, ordinances or rules, the violation of which could reasonably be expected to have a Material Adverse Change.  Neither Borrower’s nor any of its Subsidiaries’ properties or assets has been used by Borrower or such Subsidiary or, to Borrower’s knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than in material compliance with applicable laws.  Borrower and each of its Subsidiaries has obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Governmental Authorities that are necessary to continue their respective businesses as currently conducted.

None of Borrower, any of its Subsidiaries, or any of Borrower’s or its Subsidiaries’ Affiliates or any of their respective agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement is (i) in violation of any Anti-Terrorism Law, (ii) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law, or (iii) is a Blocked Person.  None of Borrower, any of its Subsidiaries, or to the knowledge of Borrower and any of their Affiliates or agents, acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement, (x) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person in violation of any Anti-Terrorism Law, or (y) deals in, or otherwise engages in any transaction relating to, any property or interest in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law. This Clause shall apply to any Borrower only to the extent that giving or complying with such representation does not result in (i) any violation of, conflict with or liability under Council Regulation (EC) No. 2271/96 of 22 November 1996 as amended by Council Regulation (EC) No. 807/2003 of 14 April 2003, (ii) in respect of a German Borrower only, a violation or conflict with section 7 foreign trade rules (AWV) (Außenwirtschaftsverordnung) (in connection with section 4 para 1 no 3 foreign trade law (AWG) (Außenwirtschaftsgesetz)) or (iii) a similar antiboycott statute applicable to it.

5.7  Investments.  Neither Borrower nor any of its Subsidiaries owns any stock, shares, partnership interests or other equity securities except for Permitted Investments.

5.8  Tax Returns and Payments; Pension Contributions.  Borrower and each of its Subsidiaries has timely filed (or timely filed extensions to file) all required tax returns and reports, and Borrower and each of its Subsidiaries, has timely paid all foreign, federal and material state, and local taxes and assessments, deposits and contributions owed by Borrower and such Subsidiaries, in all jurisdictions in which Borrower or any such Subsidiary is subject to taxes, including the United States, unless (a) such taxes are being contested in accordance with the following sentence or (b) in the case of state and local taxes, assessments, deposits and contributions, if such taxes, assessments, deposits and contributions do not, individually or in the aggregate, exceed Twenty Five Thousand Dollars ($25,000.00).  Borrower and each of its Subsidiaries, may defer payment of any contested taxes, provided that Borrower or such Subsidiary, (a) in good faith contests its obligation to pay the taxes by appropriate proceedings promptly and diligently instituted and conducted, (b) notifies Collateral Agent in writing of the commencement of, and any material development in, the proceedings, and (c) posts bonds or takes any other steps required to prevent the Governmental Authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is other than a “Permitted Lien.” Neither Borrower nor any of its Subsidiaries is aware of any claims or adjustments proposed for any of Borrower’s or such Subsidiaries’, prior tax years which could result in additional taxes becoming due and payable by Borrower or its Subsidiaries in excess of Twenty-Five Thousand Dollars ($25,000.00) in the aggregate. Borrower and each of its Subsidiaries have paid all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms, and neither Borrower nor any of its Subsidiaries have, withdrawn from participation in, and have not permitted partial or complete termination of, or permitted the occurrence of any other event with respect to, any such plan which could reasonably be expected to result in any liability of Borrower or its Subsidiaries, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other Governmental Authority.

5.9  Use of Proceeds.  Borrower shall use the proceeds of the Credit Extensions solely as working capital and to fund its general business requirements in accordance with the provisions of this Agreement, and not for personal, family, household or agricultural purposes.

5.10  Shares.  Centogene Germany has full power and authority to create a first lien on the Shares and no disability or contractual obligation exists that would prohibit Centogene Germany from pledging the Shares pursuant to a Loan Document.  To Centogene Germany’s knowledge, there are no subscriptions, warrants, rights of first refusal or other restrictions on transfer relative to, or options exercisable with respect to the Shares.  The Shares have been and will be duly authorized and validly issued, and are fully paid and non-assessable.  To Centogene Germany’s knowledge, the Shares are not the subject of any present or threatened suit, action, arbitration, administrative or other proceeding, and Centogene Germany knows of no reasonable grounds for the institution of any such proceedings.

5.11  Full Disclosure.  No written representation, warranty or other statement of Borrower or any of its Subsidiaries in any certificate or written statement given to Collateral Agent or any Lender, as of the date such representation, warranty, or other statement was made, taken together with all such written certificates and written statements given to Collateral Agent or any Lender, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading (it being recognized that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

5.12  FMSA.  The Parent does not require a license as bank (bank) under the FMSA.

5.13  Definition of “Knowledge.”  For purposes of the Loan Documents, whenever a representation or warranty is made to Borrower’s knowledge or awareness, to the “best of” Borrower’s knowledge, or with a similar qualification, knowledge or awareness means the actual knowledge, after reasonable investigation, of the Responsible Officers.

6.  AFFIRMATIVE COVENANTS

Borrower shall, and shall cause each of its Subsidiaries to, do all of the following:

6.1  Government Compliance.

(a)  Maintain its and all its Subsidiaries’ legal existence and good standing (to the extent the concept is applicable) in their respective jurisdictions of organization and maintain qualification in each jurisdiction in which the failure to so qualify could reasonably be expected to have a Material Adverse Change.  Comply with all laws, ordinances and regulations to which Borrower or any of its Subsidiaries is subject, the noncompliance with which could reasonably be expected to have a Material Adverse Change.

(b)  Obtain and keep in full force and effect, all of the material Governmental Approvals necessary for the performance by Borrower and its Subsidiaries of their respective businesses and obligations under the Loan Documents and the grant of a security interest to Collateral Agent for the ratable benefit of the Lenders, in all of the Collateral.  Borrower shall promptly provide copies to Collateral Agent of any material Governmental Approvals obtained by Borrower or any of its Subsidiaries.

6.2  Financial Statements, Reports, Certificates.

(a)  Deliver to each Lender:

(i)  as soon as available, but no later than the earlier of (A) sixty (60) days after the last day of each month which is the last month of a fiscal quarter of Parent or (B) within five (5) days of filing with the Securities and Exchange Commission, a company prepared consolidated and consolidating balance sheet, income statement and cash flow statement covering the consolidated operations of Parent and its Subsidiaries for such fiscal quarter certified by a Responsible Officer and in a form reasonably acceptable to Collateral Agent;

(ii)  as soon as available, but no later than the earlier of (A) one hundred twenty (120) days after the last day of Parent’s fiscal year or (B) within five (5) days of filing with the Securities and Exchange Commission, audited consolidated financial statements prepared under IFRS, consistently applied, together with an unqualified opinion on the financial statements from an independent certified public accounting firm acceptable to Collateral Agent in its reasonable discretion;

(iii)  as soon as available after approval thereof by Parent’s board of directors, but no later than sixty (60) days after the last day of each of Parent’s fiscal years, Borrower’s annual financial projections for the entire current fiscal year as approved by Parent’s board of directors, which such annual financial projections shall be set forth in a quarter-by-quarter format (such annual financial projections as originally delivered to Collateral Agent and the Lenders are referred to herein as the “Annual Projections”; provided that, any revisions of the Annual Projections approved by Parent’s board of directors shall be delivered to Collateral Agent and the Lenders no later than seven (7) days after such approval);

(iv)  within five (5) days of delivery, copies of all statements, reports and notices made available to Borrower’s security holders or holders of Subordinated Debt;

(v)  within five (5) days of filing, all reports on Form 10-K, 10-Q and 8-K (or similar for a foreign issuer) filed with the Securities and Exchange Commission,

(vi)  prompt notice of (y) in the event that Parent is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, any material change to the capitalization table of Parent, and (z) any amendments of the Operating Documents of Borrower or any of its Subsidiaries, together with any copies reflecting such amendments or changes with respect thereto;

(vii)  prompt notice of (A) any material change in the composition of the Intellectual Property, (B) the registration of any copyright, if applicable, including any subsequent ownership right of Borrower or any of its Subsidiaries in or to any registered copyright, patent or trademark, including a copy of any such registration, and (C) any event that could reasonably be expected to materially and adversely affect the value of the Intellectual Property;

(viii)  as soon as available, but no later than (x) thirty (30) days after the last day of each month which is not the last month of a fiscal quarter, and (y) forty-five (45) days after the last day of each month which is the last month of a fiscal quarter, copies of the month-end account statements for each Collateral Account maintained by Borrower or its Subsidiaries, which statements may be provided to Collateral Agent and each Lender by Borrower or directly from the applicable institution(s); and

(ix)  other information as reasonably requested by Collateral Agent or any Lender.

Notwithstanding the foregoing, documents required to be delivered pursuant to the terms hereof (to the extent any such documents are included in materials otherwise filed with the Securities and Exchange Commission) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which Borrower posts such documents, or provides a link thereto, on Borrower’s website on the internet at Borrower’s website address.

(b)  Concurrently with the delivery of the financial statements specified in Section 6.2(a)(i) but no later than (i) sixty (60) days after the last day of each month which is the last month of a fiscal quarter of Parent or (ii) within five (5) days of filing with the Securities and Exchange Commission, deliver to each Lender, a duly completed Compliance Certificate signed by a Responsible Officer.

(c)  Keep proper books of record and account in accordance with IFRS in all material respects, in which full, true and correct entries shall be made of all dealings and transactions in relation to its business and activities.  Borrower shall, and shall cause each of its Subsidiaries to, allow, at the sole cost of Borrower, Collateral Agent or any Lender, during regular business hours upon reasonable prior notice (provided that no notice shall be required when an Event of Default has occurred and is continuing), to visit and inspect any of its properties, to examine and make abstracts or copies from any of its books and records, and to conduct a collateral audit and analysis of its operations and the Collateral.  Such audits shall be conducted no more often than twice every year unless (and more frequently if) an Event of Default has occurred and is continuing.

6.3  Inventory; Returns.  Keep all Inventory in good and marketable condition, free from material defects except for Inventory for which adequate reserves have been made.  Returns and allowances between Borrower, or any of its Subsidiaries, and their respective Account Debtors shall follow Borrower’s, or such Subsidiary’s, customary practices as they exist at the Effective Date.  Borrower must promptly notify Collateral Agent and the Lenders of all returns, recoveries, disputes and claims that involve more than Two Hundred Fifty Thousand Dollars ($250,000.00) individually or in the aggregate in any calendar year.

6.4  Taxes; Pensions.  Timely file or obtain extensions for filing and require each of its Subsidiaries to timely file or obtain extensions for filing, all required tax returns and reports and timely pay, and require each of its Subsidiaries to timely pay, all foreign, federal, state, and local taxes, assessments, deposits and contributions owed by Borrower or its Subsidiaries, except for (a) deferred payment of any taxes contested pursuant to the terms of Section 5.8 hereof and (b) in the case of state and local taxes, assessments, deposits and contributions, if such taxes, assessments, deposits and contributions do not, individually or in the aggregate, exceed Twenty Five Thousand Dollars ($25,000.00), and pay all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with the terms of such plans.

6.5  Insurance.  Keep Borrower’s and its Subsidiaries’ business and the Collateral insured for risks and in amounts standard for companies in Borrower’s and its Subsidiaries’ industry and location and as Collateral Agent may reasonably request.  Insurance policies shall be in a form, with companies, and in amounts that are reasonably satisfactory to Collateral Agent and Lenders. The following shall apply in respect of any insurance policies of a Borrower taken out in the US: All property policies shall have a lender’s loss payable endorsement showing Collateral Agent as lender loss payee and waive subrogation against Collateral Agent, and all liability policies shall show, or have endorsements showing, Collateral Agent, as additional insured.  The Collateral Agent shall be named as lender loss payee and/or additional insured with respect to any such insurance providing coverage in respect of any Collateral, and each provider of any such insurance shall agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Collateral Agent, that it will give the Collateral Agent thirty (30) days prior written notice before any such policy or policies shall be materially altered or canceled.  At Collateral Agent’s request, Borrower shall deliver certified copies of policies and evidence of all premium payments.  Proceeds payable under any policy shall, at Collateral Agent’s option, be payable to Collateral Agent, for the ratable benefit of the Lenders, on account of the Obligations.  Notwithstanding the foregoing, (a) so long as no Event of Default has occurred and is continuing, Borrower shall have the option of applying the proceeds of any casualty policy up to Five Hundred Thousand Dollars ($500,000.00) with respect to any loss, but not exceeding Five Hundred Thousand Dollars ($500,000.00), in the aggregate for all losses under all casualty policies in any one year, toward the replacement or repair of destroyed or damaged property; provided that any such replaced or repaired property (i) shall be of equal or like value as the replaced or repaired Collateral and (ii) shall be deemed Collateral in which Collateral Agent has been granted a first priority security interest, and (b) after the occurrence and during the continuance of an Event of Default, all proceeds payable under such casualty policy shall, at the option of Collateral Agent, be payable to Collateral Agent, for the ratable benefit of the Lenders, on account of the Obligations.  If Borrower or any of its Subsidiaries fails to obtain insurance as required under this Section 6.5 or to pay any amount or furnish any required proof of payment to third persons, Collateral Agent and/or any Lender may make, at Borrower’s expense, all or part of such payment or obtain such insurance policies required in this Section 6.5, and take any action under the policies Collateral Agent or such Lender deems prudent.

6.6  Operating Accounts.

(a)  Maintain all of Borrower’s and its Subsidiaries’ Collateral Accounts at the banks and financial institutions as disclosed in the Perfection Certificates delivered on the Effective Date and such other banks and financial institutions acceptable to Collateral Agent in its reasonable discretion; provided that, such Collateral Accounts of Borrower and any Guarantor (other than Excluded Accounts) are at all times subject to a Control Agreement or other appropriate instrument under applicable law in favor of Collateral Agent with respect to any such Collateral Accounts to perfect Collateral Agent’s Lien in such Collateral Accounts in accordance with the terms hereunder and provide Collateral Agent with the ability to assert control with respect thereto.

(b)  Borrower shall provide Collateral Agent five (5) days’ prior written notice before Borrower or any of its Subsidiaries establishes any Collateral Account.  In addition, subject to the terms of the Post Closing Letter for each Collateral Account that Borrower or any Guarantor, at any time maintains, Borrower or such Guarantor shall cause the applicable bank or financial institution at or with which such Collateral Account is maintained to execute and deliver a Control Agreement or other appropriate instrument under applicable law with respect to such Collateral Account to perfect Collateral Agent’s Lien in such Collateral Account in accordance with the terms hereunder and provide Collateral Agent with the ability to assert control with respect thereto prior to the establishment of such Collateral Account, which Control Agreement or other appropriate instrument under applicable law may not be terminated without prior written consent of Collateral Agent.  The provisions of the previous sentence shall not apply to Collateral Accounts (i) exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrower’s, or any of its Subsidiaries’, employees and identified to Collateral Agent by Borrower as such in the Perfection Certificates or (ii) subject to a Lien permitted by clauses (k) and (l) of the definition of “Permitted Liens” (such Collateral Accounts in clauses (i) and (ii), “Excluded Accounts”).

(c)  Neither Borrower nor any of its Subsidiaries shall maintain any Collateral Accounts except Collateral Accounts maintained in accordance with Sections 6.6(a) and

6.7  Protection of Intellectual Property Rights.  Borrower and each of its Subsidiaries shall: (a) use commercially reasonable efforts to protect, defend and maintain the validity and enforceability of its Intellectual Property that is material to Borrower’s business; (b) promptly advise Collateral Agent in writing of material infringement by a third party of its Intellectual Property; and (c) not allow any Intellectual Property material to Borrower’s business to be abandoned, forfeited or dedicated to the public without Collateral Agent’s prior written consent.  If Borrower or any of its Subsidiaries that is a Guarantor (i) obtains any patent, registered trademark or servicemark, registered copyright, registered mask work, or any pending application for any of the foregoing, whether as owner, licensee or otherwise, or (ii) applies for any patent or the registration of any trademark or servicemark, in each case, that is not subject to a security interest in favor of the Collateral Agent, then Borrower or such Subsidiary (if such Subsidiary is a Guarantor) shall substantially contemporaneously provide written notice thereof to Collateral Agent and each Lender and shall execute such intellectual property security agreements and other documents and take such other actions as Collateral Agent shall reasonably request in its good faith business judgment to create, perfect and/or maintain a first priority perfected security interest in favor of Collateral Agent, for the ratable benefit of the Lenders, in such property.  If Borrower or any of its Subsidiaries that is a Guarantor decides to register any copyrights or mask works in the United States Copyright Office, Borrower or such Guarantor shall: (x) provide Collateral Agent and each Lender with at least fifteen (15) days prior written notice of Borrower’s or such Guarantor’s intent to register such copyrights or mask works together with a copy of the application it intends to file with the United States Copyright Office (excluding exhibits thereto); (y) execute an intellectual property security agreement and such other documents and take such other actions as Collateral Agent may reasonably request in its good faith business judgment to perfect and maintain a first priority perfected security interest in favor of Collateral Agent, for the ratable benefit of the Lenders, in the copyrights or mask works intended to be registered with the United States Copyright Office;

and (z) record such intellectual property security agreement with the United States Copyright Office contemporaneously with filing the copyright or mask work application(s) with the United States Copyright Office.  Borrower or such Guarantor shall promptly provide to Collateral Agent and each Lender with evidence of the recording of the intellectual property security agreement necessary for Collateral Agent to perfect and maintain a first priority perfected security interest in such property.

6.8  Litigation Cooperation.  Commencing on the Effective Date and continuing through the termination of this Agreement, make available to Collateral Agent and the Lenders, without expense to Collateral Agent or the Lenders, Borrower and each of Borrower’s officers, employees and agents and Borrower’s Books, to the extent that Collateral Agent or any Lender may reasonably deem them necessary to prosecute or defend any third-party suit or proceeding instituted by or against Collateral Agent or any Lender with respect to any Collateral or relating to Borrower.

6.9  Notices of Litigation and Default.  Borrower will give prompt written notice to Collateral Agent and the Lenders of any litigation or governmental proceedings pending or threatened (in writing) against Borrower or any of its Subsidiaries, which could reasonably be expected to result in damages or costs to Borrower or any of its Subsidiaries of Five Hundred Thousand Dollars ($500,000.00) or more or which could reasonably be expected to have a Material Adverse Change.  Without limiting or contradicting any other more specific provision of this Agreement, promptly (and in any event within three (3) Business Days) upon Borrower becoming aware of the existence of any Event of Default or event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, Borrower shall give written notice to Collateral Agent and the Lenders of such occurrence, which such notice shall include a reasonably detailed description of such Event of Default or event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

6.10  Financial Covenant.  Borrower shall maintain Product Revenue, calculated as of the last day of each fiscal quarter and on a trailing twelve (12) month basis as of such date, of at least (a) Thirty Million Euros (€30,000,000.00) for any fiscal quarter prior to the Funding Date of the Term B Loans, and (b) Forty Million Euros (€40,000,000.00) for any fiscal quarter on or after Funding Date of the Term B Loans.

6.11  Landlord Waivers; Bailee Waivers.  In the event that Borrower or any of its Subsidiaries that is a Guarantor, after the Effective Date, intends to add any new offices or business locations, including warehouses, or otherwise store any portion of the Collateral with, or deliver any portion of the Collateral to, a bailee, in each case pursuant to Section 7.2, then Borrower or such Subsidiary will first receive the written consent of Collateral Agent and, in the event that the new location is the chief executive office of the Borrower or such Subsidiary or the Collateral at any such new location is valued in excess of Five Hundred Thousand Dollars ($500,000.00) in the aggregate, such bailee or landlord, as applicable, must execute and deliver a bailee waiver or landlord waiver, as applicable, in form and substance reasonably satisfactory to Collateral Agent (subject to the requirements, if any, set forth in the Dutch Security Documents, German Security Documents or other Loan Documents for other foreign jurisdictions, as applicable, for any new offices or business locations outside of the US) prior to the addition of any new offices or business locations, or any such storage with or delivery to any such bailee, as the case may be.

6.12  Creation/Acquisition of Subsidiaries.  In the event Borrower, or any of its Subsidiaries creates or acquires any Subsidiary (including, without limitation, pursuant to a Division), Borrower shall provide prior written notice to Collateral Agent and each Lender of the creation or acquisition of such new Subsidiary and take all such action as may be reasonably required by Collateral Agent or any Lender to cause each such Subsidiary to become a co-Borrower hereunder or to guarantee the Obligations of Borrower under the Loan Documents and, in each case, grant a continuing pledge and security interest in and to the assets of such Subsidiary (substantially as described on Exhibit A hereto); and Borrower (or its Subsidiary, as applicable) shall grant and pledge to Collateral Agent, for the ratable benefit of the Lenders, a perfected security interest in the outstanding equity interests of each such newly created Subsidiary within thirty (30) days of such formation or acquisition.

6.13  Further Assurances.

(a)  Execute any further instruments and take further action as Collateral Agent or any Lender reasonably requests to perfect or continue Collateral Agent’s Lien in the Collateral or to effect the purposes of this Agreement or any other Loan Document.

(b)  Deliver to Collateral Agent and Lenders, within five (5) days after the same are sent or received, copies of all material correspondence, reports, documents and other filings with any Governmental Authority that could reasonably be expected to have a material adverse effect on any of the Governmental Approvals material to Borrower’s business or otherwise could reasonably be expected to have a Material Adverse Change.

(c)  Borrower must, on the first request of any Lender and for the benefit of Collateral Agent, create Liens on its assets as Collateral Agent may determine to secure any payment obligation of Borrower to Lenders under this Agreement or any other Loan Document.

7.  NEGATIVE COVENANTS

Borrower shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of the Required Lenders:

7.1  Dispositions.  Convey, sell, lease, transfer, assign, or otherwise dispose of (including, without limitation, pursuant to a Division) (collectively, “Transfer”), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for Transfers (a) of Inventory in the ordinary course of business; (b) of worn out or obsolete Equipment; (c) in connection with Permitted Liens, Permitted Investments and Permitted Licenses; (d) of property in connection with the discontinuation of the non-core COVID19 testing services business so long as (i) such property is primarily used in the COVID19 testing services business and is not material to any other current or planned business segment, (ii) the aggregate book value of all such Transfers does not exceed Two Million Euros (€2,000,000.00) and (iii) such Transfers pursuant to this clause (d) are completed before April 30, 2022; (e) to the extent not prohibited by Section 7.12; and (f) of property (but excluding equity interests and Intellectual Property) having a fair market value not exceeding Two Hundred Fifty Thousand Dollars ($250,000.00) in the aggregate during any fiscal year; and (g) of Intellectual Property to the extent permitted by Section 6.7.

7.2  Changes in Business, Management, Ownership, or Business Locations.  (a) Engage in or permit any of its Subsidiaries to engage in any business other than the businesses engaged in by Borrower as of the Effective Date or reasonably related thereto; (b) liquidate or dissolve; or (c) (i) any Key Person shall cease to be actively engaged in the management of Borrower unless written notice thereof is provided to Collateral Agent within five (5) days of such change or (ii) enter into any transaction or series of related transactions in which any Person acquires, directly or indirectly, beneficially or of record, shares of Parent constituting more than 50.00% of the aggregate ordinary voting power represented by the issued and outstanding shares of Parent.  Borrower shall not, without at least thirty (30) days’ prior written notice to Collateral Agent: (A) add any new offices or business locations, including warehouses (unless such new offices or business locations (i) contain less than Five Hundred Thousand Dollars ($500,000.00) in assets or property of Borrower or any of its Subsidiaries and (ii) are not Borrower’s or its Subsidiaries’ chief executive office) (but subject to the requirements, if any, set forth in the Dutch Security Documents, German Security Documents or other Loan Documents for other foreign jurisdictions, as applicable, for any new offices or business locations outside of the US); (B) change its jurisdiction of organization, (C) change its organizational structure or type, (D) change its legal name, or (E) change any organizational number (if any) assigned by its jurisdiction of organization.

7.3  Mergers or Acquisitions.  Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock, shares or property of another Person (including, without limitation, pursuant to a Division). A Subsidiary may merge or consolidate into another Subsidiary (provided that if any of the Subsidiaries involved is a “co-Borrower” hereunder or has provided a secured Guaranty of Borrower’s Obligations hereunder, that Subsidiary shall be the surviving legal entity) or with (or into) Borrower provided Borrower is the surviving legal entity, and as long as no Event of Default is occurring prior thereto or arises as a result therefrom.  Without limiting the foregoing, Borrower shall not, without Collateral Agent’s prior written consent, enter into any binding contractual arrangement with any Person to attempt to facilitate a merger or acquisition of Borrower, unless (i) no Event of Default exists when such agreement is entered into by Borrower, (ii) such agreement does not give such Person the right to claim any fees, payments or damages from Borrower in excess of Five Hundred Thousand Dollars ($500,000.00), and (iii) Borrower notifies Collateral Agent in advance of entering into such an agreement.

7.4  Indebtedness.  Create, incur, assume, or be liable for any Indebtedness, or permit any Subsidiary to do so, other than Permitted Indebtedness.

7.5  Encumbrance.  Create, incur, allow, or suffer any Lien on any of its property (including, without limitation, any Intellectual Property and real property subject to registration (registergoederen)), or assign or convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries to do so, except for Permitted Liens, or permit any Collateral not to be subject to the first priority security interest granted herein (except for Permitted Liens that are permitted by the terms of a Loan Document to have priority over Collateral Agent’s Lien), or enter into any agreement, document, instrument or other arrangement (except with or in favor of Collateral Agent, for the ratable benefit of the Lenders) with any Person which directly or indirectly prohibits or has the effect of prohibiting Borrower, or any of its Subsidiaries, from assigning, mortgaging, pledging, granting a security interest in or upon, or encumbering any of Borrower’s or such Subsidiary’s Intellectual Property, except as is otherwise permitted in Section 7.1 hereof and the definition of “Permitted Liens” herein.

7.6  Maintenance of Collateral Accounts.  Maintain any Collateral Account except pursuant to the terms of Section 6.6 hereof.

7.7  Distributions; Investments. (a) Pay any dividends (other than dividends payable solely in capital stock) or make any distribution or payment in respect of or redeem, retire or purchase any capital stock (other than repurchases pursuant to the terms of employee stock purchase plans, employee restricted stock agreements, stockholder rights plans, director or consultant stock option plans, or similar plans, provided such repurchases do not exceed Five Hundred Thousand Dollars ($500,000.00) in the aggregate per fiscal year) or (b) directly or indirectly make any Investment other than Permitted Investments, or permit any of its Subsidiaries to do so.

7.8  Transactions with Affiliates.  Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower or any of its Subsidiaries, except for (a) transactions that are in the ordinary course of Borrower’s or such Subsidiary’s business, upon fair and reasonable terms that are no less favorable to Borrower or such Subsidiary than would be obtained in an arm’s length transaction with a non-affiliated Person, and (b) Subordinated Debt or equity investments by Borrower’s investors in Borrower or its Subsidiaries.

7.9  Subordinated Debt.  (a) Make or permit any payment on any Subordinated Debt, except under the terms of the subordination, intercreditor, or other similar agreement to which such Subordinated Debt is subject, or (b) amend any provision in any document relating to the Subordinated Debt which would increase the amount thereof or adversely affect the subordination thereof to Obligations owed to the Lenders.

7.10  Compliance.  Become an “investment company” or a company controlled by an “investment company”, under the Investment Company Act of 1940, as amended, or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Credit Extension for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to have a Material Adverse Change, or permit any of its Subsidiaries to do so; withdraw or permit any Subsidiary to withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and deferred compensation plan which could reasonably be expected to result in any material liability of Borrower or any of its Subsidiaries, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other Governmental Authority.

7.11  Compliance with Anti-Terrorism Laws.  Collateral Agent hereby notifies Borrower and each of its Subsidiaries that pursuant to the requirements of Anti-Terrorism Laws, and Collateral Agent’s policies and practices, Collateral Agent is required to obtain, verify and record certain information and documentation that identifies Borrower and each of its Subsidiaries and their principals, which information includes the name and address of Borrower and each of its Subsidiaries and their principals and such other information that will allow Collateral Agent to identify such party in accordance with Anti-Terrorism Laws.  Neither Borrower nor any of its Subsidiaries shall, nor shall Borrower or any of its Subsidiaries permit any Affiliate to, directly or indirectly, knowingly enter into any documents, instruments, agreements or contracts with any Person listed on the OFAC Lists in violation of any Anti-Terrorism Law.  Borrower and each of its Subsidiaries shall promptly notify Collateral Agent if Borrower or such Subsidiary has knowledge that Borrower, or any Subsidiary or Affiliate of Borrower, is listed on the OFAC Lists or (a) is convicted on, (b) pleads nolo contendere to, (c) is indicted on, or (d) is arraigned and held over on charges involving money laundering or predicate crimes to money laundering.  Neither Borrower nor any of its Subsidiaries shall, nor shall Borrower or any of its Subsidiaries, permit any Affiliate to, directly or indirectly, (i) conduct any business or engage in any transaction or dealing with any Blocked Person in violation of any Anti-Terrorism Law, including, without limitation, the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person in violation of any Anti-Terrorism Law, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224 or any similar executive order or other Anti-Terrorism Law, or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or other Anti-Terrorism Law. This Clause shall apply to any Borrower only to the extent that giving or complying with such covenant does not result in (i) any violation of, conflict with or liability under Council Regulation (EC) No. 2271/96 of 22 November 1996 as amended by Council Regulation (EC) No. 807/2003 of 14 April 2003, (ii) in respect of a German Borrower only, a violation or conflict with section 7 foreign trade rules (AWV) (Außenwirtschaftsverordnung) (in connection with section 4 para 1 no 3 foreign trade law (AWG) (Außenwirtschaftsgesetz)) or (iii) a similar antiboycott statute applicable to it.

7.12  Subsidiaries.  (a) Directly or indirectly Transfer cash, Cash Equivalents and/or other assets (i) to Subsidiaries of Borrower (other than other Borrowers, Guarantors or Centogene Switzerland) in excess of Two Million Dollars ($2,000,000.00) in the aggregate in any fiscal year or (ii) to Centogene Switzerland (A) in excess of Five Hundred Thousand Euros (€500,000.00) per fiscal month and (B) in excess of the amount of the bonuses (if any) for the employees of Centogene Switzerland approved by the Parent’s board of directors, provided that such Transfers in clauses (A) and (B) shall be (1) for payment of employee compensation to employees of Centogene Switzerland who are performing management services to Centogene Germany and such compensation is paid to such employees within ten (10) Business Days of Centogene Switzerland’s receipt thereof and (2) paid to Centogene Switzerland upon presentation of monthly invoices presented by Centogene Switzerland to Centogene Germany, (b) permit the aggregate amount of cash, Cash Equivalents and the value of assets held or maintained by (i) Subsidiaries of Borrower (other than other Borrowers, or Guarantors or Centogene Switzerland) to exceed One Million Dollars ($1,000,000.00) at any time or (ii) Centogene Switzerland to exceed One Hundred Thousand Euros (€100,000.00) at any time; provided, however, Borrower will not be in violation of this clause (b)(ii) for the ten (10) Business Day period that immediately follows a Transfer to Centogene Switzerland pursuant to clause (a)(ii) above so long as Centogene Switzerland complies with such clause (a)(ii), or (c) permit any Subsidiary of Borrower (other than other Borrowers or Guarantors) to own, license, develop or otherwise hold any Intellectual Property.

8.  EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an “Event of Default”) under this Agreement:

8.1  Payment Default.  Borrower fails to (a) make any payment of principal or interest on any Credit Extension on its due date, or (b) pay any other Obligations within three (3) Business Days after such Obligations are due and payable (which three (3) Business Day grace period shall not apply to payments due on the Maturity Date or the date of acceleration pursuant to Section 9.1 (a) hereof).  During the cure period, the failure to cure the payment default is not an Event of Default (but no Credit Extension will be made during the cure period);

8.2  Covenant Default.

(a)  Borrower or any of its Subsidiaries fails or neglects to perform any obligation in Sections 6.2 (Financial Statements, Reports, Certificates), 6.4 (Taxes), 6.5 (Insurance), 6.6 (Operating Accounts), 6.7 (Protection of Intellectual Property Rights), 6.9 (Notice of Litigation and Default), 6.10 (Financial Covenant), 6.11 (Landlord Waivers; Bailee Waivers), 6.12 (Creation/Acquisition of Subsidiaries) or Borrower violates any covenant in Section 7; or

(b)  Borrower, or any of its Subsidiaries, fails or neglects to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement or any Loan Documents, and as to any default (other than those specified in this Section 8) under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure the default within ten (10) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default (but no Credit Extensions shall be made during such cure period).  Grace periods provided under this Section shall not apply, among other things, to financial covenants or any other covenants set forth in subsection (a) above;

8.3  Material Adverse Change.  A Material Adverse Change occurs;

8.4  Attachment; Levy; Restraint on Business.

(a)  (i) The service of process seeking to attach, by trustee or similar process, any funds of Borrower or any of its Subsidiaries or of any entity under control of Borrower or its Subsidiaries on deposit with any Lender or any Lender’s Affiliate or any bank or other institution at which Borrower or any of its Subsidiaries maintains a Collateral Account, or (ii) a notice of lien, levy, or assessment is filed against Borrower or any of its Subsidiaries or their respective assets by any government agency, in each case for an amount that exceeds Five Hundred Thousand Dollars ($500,000.00) and the same under subclauses (i) and (ii) hereof are not, within ten (10) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise); provided, however, no Credit Extensions shall be made during any ten (10) day cure period; and

(b)  (i) any material portion of Borrower’s or any of its Subsidiaries’ assets is attached, seized, levied on, or comes into possession of a trustee or receiver, or (ii) any court order enjoins, restrains, or prevents Borrower or any of its Subsidiaries from conducting any part of its business;

8.5  Insolvency.  (a) Borrower or any of its Subsidiaries is or becomes Insolvent; (b) Borrower or any of its Subsidiaries begins an Insolvency Proceeding (including by way of WHOA proceedings in the Netherlands); or (c) an Insolvency Proceeding is begun against Borrower or any of its Subsidiaries and not dismissed or stayed within forty-five (45) days (but no Credit Extensions shall be made while Borrower or any Subsidiary is Insolvent and/or until any Insolvency Proceeding is dismissed);

8.6  Other Agreements.  There is a default in any agreement to which Borrower or any of its Subsidiaries is a party with a third party or parties resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of Five Hundred Thousand Dollars ($500,000.00) or that could reasonably be expected to have a Material Adverse Change;

8.7  Judgments.  One or more judgments, orders, or decrees for the payment of money in an amount, individually or in the aggregate, of at least Five Hundred Thousand Dollars ($500,000.00) (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against Borrower or any of its Subsidiaries and shall remain unsatisfied, unvacated, or unstayed for a period of ten (10) days after the entry thereof (provided that no Credit Extensions will be made prior to the satisfaction, vacation, or stay of such judgment, order or decree);

8.8  Misrepresentations.  Borrower or any of its Subsidiaries or any Person acting for Borrower or any of its Subsidiaries makes any representation, warranty, or other statement now or later in this Agreement, any Loan Document or in any writing delivered to Collateral Agent and/or Lenders or to induce Collateral Agent and/or the Lenders to enter this Agreement or any Loan Document, and such representation, warranty, or other statement is incorrect in any material respect when made;

8.9  Subordinated Debt.  A default or breach occurs under any agreement between Borrower or any of its Subsidiaries and any creditor of Borrower or any of its Subsidiaries that signed a subordination, intercreditor, or other similar agreement with Collateral Agent or the Lenders, or any creditor that has signed such an agreement with Collateral Agent or the Lenders breaches any terms of such agreement;

8.10  Guaranty.  (a) Any Guaranty terminates or ceases for any reason to be in full force and effect; (b) any Guarantor does not perform any obligation or covenant under any Guaranty; (c) any circumstance described in Sections 8.3, 8.4, 8.5, 8.7, or 8.8 occurs with respect to any Guarantor, or (d) the liquidation, winding up, or termination of existence of any Guarantor;

8.11  Governmental Approvals.  Any Governmental Approval shall have been revoked, rescinded, suspended, modified in an adverse manner, or not renewed in the ordinary course for a full term and such revocation, rescission, suspension, modification or non-renewal has resulted in or could reasonably be expected to result in a Material Adverse Change;

8.12  Lien Priority.  Any Lien created hereunder or by any other Loan Document shall at any time fail to constitute a valid and perfected Lien on any of the Collateral purported to be secured thereby, subject to no prior or equal Lien, other than Permitted Liens which are permitted to have priority in accordance with the terms of this Agreement; or

8.13  Delisting. The shares of common stock of Parent are delisted from NASDAQ Global Market because of failure to comply with continued listing standards thereof or due to a voluntary delisting which results in such shares not being listed on any other nationally recognized stock exchange in the United States having listing standards at least as restrictive as the NASDAQ Global Market.

9.  RIGHTS AND REMEDIES

9.1  Rights and Remedies.

(a)  Upon the occurrence and during the continuance of an Event of Default, Collateral Agent may, and at the written direction of Required Lenders shall, without notice or demand, do any or all of the following: (i) deliver notice of the Event of Default to Borrower, (ii) by notice to Borrower declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations shall be immediately due and payable without any action by Collateral Agent or the Lenders) or (iii) by notice to Borrower suspend or terminate the obligations, if any, of the Lenders to advance money or extend credit for Borrower’s benefit under this Agreement or under any other agreement between Borrower and Collateral Agent and/or the Lenders (but if an Event of Default described in Section 8.5 occurs all obligations, if any, of the Lenders to advance money or extend credit for Borrower’s benefit under this Agreement or under any other agreement between Borrower and Collateral Agent and/or the Lenders shall be immediately terminated without any action by Collateral Agent or the Lenders).

(b)  Without limiting the rights of Collateral Agent and the Lenders set forth in Section 9.1(a) above, upon the occurrence and during the continuance of an Event of Default, Collateral Agent shall have the right at the written direction of the Required Lenders, without notice or demand, to do any or all of the following:

(i)  foreclose upon and/or sell or otherwise liquidate, the Collateral;

(ii)  apply to the Obligations any (a) balances and deposits of Borrower that Collateral Agent or any Lender holds or controls, or (b) any amount held or controlled by Collateral Agent or any Lender owing to or for the credit or the account of Borrower; and/or

(iii)  commence and prosecute an Insolvency Proceeding or consent to Borrower commencing any Insolvency Proceeding.

(c)  Without limiting the rights of Collateral Agent and the Lenders set forth in Sections 9.1(a) and (b) above, upon the occurrence and during the continuance of an Event of Default, Collateral Agent shall have the right, without notice or demand, to do any or all of the following:

(i)  settle or adjust disputes and claims directly with Account Debtors for amounts on terms and in any order that Collateral Agent considers advisable, notify any Person owing Borrower money of Collateral Agent’s security interest in such funds, and verify the amount of such account;

(ii)  make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral.  Borrower shall assemble the Collateral if Collateral Agent requests and make it available in a location as Collateral Agent reasonably designates.  Collateral Agent may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Borrower grants Collateral Agent a license to enter and occupy any of its premises, without charge, to exercise any of Collateral Agent’s rights or remedies;

(iii)  ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, and/or advertise for sale, the Collateral.  Collateral Agent is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, Borrower’s and each of its Subsidiaries’ labels, patents, copyrights, mask works, rights of use of any name, trade secrets, trade names, trademarks, service marks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Collateral Agent’s exercise of its rights under this Section 9.1, Borrower’s and each of its Subsidiaries’ rights under all licenses and all franchise agreements inure to Collateral Agent, for the benefit of the Lenders;

(iv)  place a “hold” on any account maintained with Collateral Agent or the Lenders and/or deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Control Agreement or other appropriate instrument under applicable law or similar agreements providing control of any Collateral;

(v)  demand and receive possession of Borrower’s Books;

(vi)  appoint a receiver to seize, manage and realize any of the Collateral, and such receiver shall have any right and authority as any competent court will grant or authorize in accordance with any applicable law, including any power or authority to manage the business of Borrower or any of its Subsidiaries; and

(vii)  subject to clauses 9.1(a) and (b), exercise all rights and remedies available to Collateral Agent and each Lender under the Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

Notwithstanding any provision of this Section 9.1 to the contrary, upon the occurrence of any Event of Default, Collateral Agent shall have the right to exercise any and all remedies referenced in this Section 9.1 without the written consent of Required Lenders following the occurrence of an Exigent Circumstance.  As used in the immediately preceding sentence, “Exigent Circumstance” means any event or circumstance that, in the reasonable judgment of Collateral Agent, imminently threatens the ability of Collateral Agent to realize upon all or any material portion of the Collateral, such as, without limitation, fraudulent removal, concealment, or abscondment thereof, destruction or material waste thereof, or failure of Borrower or any of its Subsidiaries after reasonable demand to maintain or reinstate adequate casualty insurance coverage, or which, in the judgment of Collateral Agent, could reasonably be expected to result in a material diminution in value of the Collateral.

9.2  Power of Attorney.  Borrower hereby irrevocably appoints Collateral Agent as its lawful attorney-in-fact, exercisable upon the occurrence and during the continuance of an Event of Default, to: (a) endorse Borrower’s or any of its Subsidiaries’ name on any checks or other forms of payment or security; (b) sign Borrower’s or any of its Subsidiaries’ name on any invoice or bill of lading for any Account or drafts against Account Debtors; (c) settle and adjust disputes and claims about the Accounts directly with Account Debtors, for amounts and on terms Collateral Agent determines reasonable; (d) make, settle, and adjust all claims under Borrower’s insurance policies; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of Collateral Agent or a third party as the Code or any applicable law permits.  Borrower hereby appoints Collateral Agent as its lawful attorney-in-fact to sign Borrower’s or any of its Subsidiaries’ name on any documents necessary to perfect or continue the perfection of Collateral Agent’s security interest in the Collateral regardless of whether an Event of Default has occurred until all Obligations (other than inchoate indemnity obligations) have been satisfied in full and Collateral Agent and the Lenders are under no further obligation to make Credit Extensions hereunder.  Collateral Agent’s foregoing appointment as Borrower’s or any of its Subsidiaries’ attorney in fact, and all of Collateral Agent’s rights and powers, coupled with an interest, are irrevocable until all Obligations (other than inchoate indemnity obligations) have been fully repaid and performed and Collateral Agent’s and the Lenders’ obligation to provide Credit Extensions terminates.

9.3  Protective Payments.  If Borrower or any of its Subsidiaries fail to obtain the insurance called for by Section 6.5 or fails to pay any premium thereon or fails to pay any other amount which Borrower or any of its Subsidiaries is obligated to pay under this Agreement or any other Loan Document, Collateral Agent may obtain such insurance or make such payment, and all amounts so paid by Collateral Agent are Lenders’ Expenses and immediately due and payable, bearing interest at the Default Rate, and secured by the Collateral.  Collateral Agent will make reasonable efforts to provide Borrower with notice of Collateral Agent obtaining such insurance or making such payment at the time it is obtained or paid or within a reasonable time thereafter.  No such payments by Collateral Agent are deemed an agreement to make similar payments in the future or Collateral Agent’s waiver of any Event of Default.

9.4  Application of Payments and Proceeds.  Notwithstanding anything to the contrary contained in this Agreement, upon the occurrence and during the continuance of an Event of Default, (a) Borrower irrevocably waives the right to direct the application of any and all payments at any time or times thereafter received by Collateral Agent from or on behalf of Borrower or any of its Subsidiaries of all or any part of the Obligations, and, as between Borrower on the one hand and Collateral Agent and Lenders on the other, Collateral Agent shall have the continuing and exclusive right to apply and to reapply any and all payments received against the Obligations in such manner as Collateral Agent may deem advisable notwithstanding any previous application by Collateral Agent, and (b) the proceeds of any sale of, or other realization upon all or any part of the Collateral shall be applied: first, to the Lenders’ Expenses; second, to accrued and unpaid interest on the Obligations (including any interest which, but for the provisions of the United States Bankruptcy Code, would have accrued on such amounts); third, to the principal amount of the Obligations outstanding; and fourth, to any other indebtedness or obligations of Borrower owing to Collateral Agent or any Lender under the Loan Documents.  Any balance remaining shall be delivered to Borrower or to whoever may be lawfully entitled to receive such balance or as a court of competent jurisdiction may direct.  In carrying out the foregoing, (x) amounts received shall be applied in the numerical order provided until exhausted prior to the application to the next succeeding category, and (y) each of the Persons entitled to receive a payment in any particular category shall receive an amount equal to its pro rata share of amounts available to be applied pursuant thereto for such category.  Any reference in this Agreement to an allocation between or sharing by the Lenders of any right, interest or obligation “ratably,” “proportionally” or in similar terms shall refer to Pro Rata Share unless expressly provided otherwise.  Collateral Agent, or if applicable, each Lender, shall promptly remit to the other Lenders such sums as may be necessary to ensure the ratable repayment of each Lender’s portion of any Term Loan and the ratable distribution of interest, fees and reimbursements paid or made by Borrower.  Notwithstanding the foregoing, a Lender receiving a scheduled payment shall not be responsible for determining whether the other Lenders also received their scheduled payment on such date; provided, however, if it is later determined that a Lender received more than its ratable share of scheduled payments made on any date or dates, then such Lender shall remit to Collateral Agent or other Lenders such sums as may be necessary to ensure the ratable payment of such scheduled payments, as instructed by Collateral Agent.  If any payment or distribution of any kind or character, whether in cash, properties or securities, shall be received by a Lender in excess of its ratable share, then the portion of such payment or distribution in excess of such Lender’s ratable share shall be received by such Lender in trust for and shall be promptly paid over to the other Lender for application to the payments of amounts due on the other Lenders’ claims.  To the extent any payment for the account of Borrower is required to be returned as a voidable transfer or otherwise, the Lenders shall contribute to one another as is necessary to ensure that such return of payment is on a pro rata basis.  If any Lender shall obtain possession of any Collateral, it shall hold such Collateral for itself and as agent and bailee for Collateral Agent and other Lenders for purposes of perfecting Collateral Agent’s security interest therein.

9.5  Liability for Collateral.  So long as Collateral Agent and the Lenders comply with reasonable banking practices regarding the safekeeping of the Collateral in the possession or under the control of Collateral Agent and the Lenders, Collateral Agent and the Lenders shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person.  Borrower bears all risk of loss, damage or destruction of the Collateral.

9.6  No Waiver; Remedies Cumulative.  Failure by Collateral Agent or any Lender, at any time or times, to require strict performance by Borrower of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Collateral Agent or any Lender thereafter to demand strict performance and compliance herewith or therewith.  No waiver hereunder shall be effective unless signed by Collateral Agent and the Required Lenders and then is only effective for the specific instance and purpose for which it is given.  The rights and remedies of Collateral Agent and the Lenders under this Agreement and the other Loan Documents are cumulative.  Collateral Agent and the Lenders have all rights and remedies provided under the Code, any applicable law, by law, or in equity.  The exercise by Collateral Agent or any Lender of one right or remedy is not an election, and Collateral Agent’s or any Lender’s waiver of any Event of Default is not a continuing waiver.  Collateral Agent’s or any Lender’s delay in exercising any remedy is not a waiver, election, or acquiescence.

9.7  Demand Waiver.  Borrower waives, to the fullest extent permitted by law, demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Collateral Agent or any Lender on which Borrower or any Subsidiary is liable.

10.  NOTICES

All notices, consents, requests, approvals, demands, or other communication (collectively, “Communication”) by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by facsimile or electronic mail transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below.  Any of Collateral Agent, Lender or Borrower may change its mailing address, facsimile number, or email address by giving the other party written notice thereof in accordance with the terms of this Section 10.

If to Borrower:	CENTOGENE N.V. Am Strande 7 18055 Rostock Germany Attn: Chief Financial Officer Email: rene.just@centogene.com

with a copy (which shall not constitute notice) to:	NAUTADUTILH N.V. Beethovenstraat 400 1082 PR Amsterdam The Netherlands Attn: Paul vander Bijl / Saskia Heumakers Email: paul.vanderbijl@nautadutilh.com / Saskia.Heumakers@nautadutilh.com

If to Collateral Agent:	OXFORD FINANCE LLC 115 South Union Street Suite 300 Alexandria, VA 22314 Attn: Legal Department Fax: (703) 519-5225 Email: LegalDepartment@oxfordfinance.com

with a copy (which shall not constitute notice) to:	DLA PIPER LLP (US) 500 8th Street, NW Washington, DC 20004 Attn: Eric Eisenberg Fax: (202) 799-5211 Email: eric.eisenberg@us.dlapiper.com

11.  CHOICE OF LAW, VENUE AND JURY TRIAL WAIVER

New York law governs the Loan Documents without regard to principles of conflicts of law.  Borrower, Lenders and Collateral Agent each submit to the exclusive jurisdiction of the State and Federal courts in the City of New York, Borough of Manhattan.  NOTWITHSTANDING THE FOREGOING, COLLATERAL AGENT AND THE LENDERS SHALL HAVE THE RIGHT TO BRING ANY ACTION OR PROCEEDING AGAINST BORROWER OR ITS PROPERTY IN THE COURTS OF ANY OTHER JURISDICTION WHICH COLLATERAL AGENT AND THE LENDERS (IN ACCORDANCE WITH THE PROVISIONS OF SECTION 9.1) DEEM NECESSARY OR APPROPRIATE TO REALIZE ON THE COLLATERAL OR TO OTHERWISE ENFORCE COLLATERAL AGENT’S AND THE LENDERS’ RIGHTS AGAINST BORROWER OR ITS PROPERTY.  Borrower expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and Borrower hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.  Borrower hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to Borrower at the address set forth in, or subsequently provided by Borrower in accordance with, Section 10 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of Borrower’s actual receipt thereof or three (3) days after deposit in the U.S. mails, first class, registered or certified mail return receipt requested, proper postage prepaid.

If a party is represented by an attorney in connection with the signing and/or execution of this Agreement or any other Loan Document, and the relevant power of attorney is expressed to be governed by Dutch or any other law, that choice of law is hereby accepted by each other Party, in accordance with Article 14 of the Hague Convention on the Law Applicable to Agency of 14 March 1978.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BORROWER, COLLATERAL AGENT, AND THE LENDERS EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR EACH PARTY TO ENTER INTO THIS AGREEMENT.  EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

12.  GENERAL PROVISIONS

12.1  Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party.  Borrower may not transfer, pledge or assign this Agreement or any rights or obligations under it without Collateral Agent’s and each Lender’s prior written consent (which may be granted or withheld in Collateral Agent’s and each Lender’s discretion, subject to Section 12.6).  The Lenders have the right, without the consent of or notice to Borrower, to sell, transfer, assign, pledge, negotiate, or grant participation in (any such sale, transfer, assignment, negotiation, or grant of a participation, a “Lender Transfer”) all or any part of, or any interest in, the Lenders’ obligations, rights, and benefits under this Agreement and the other Loan Documents; provided, however, that any such Lender Transfer (other than a transfer, pledge, sale or assignment to an Eligible Assignee) of its obligations, rights, and benefits under this Agreement and the other Loan Documents shall require the prior written consent of the Required Lenders (such approved assignee, an “Approved Lender”).  Borrower and Collateral Agent shall be entitled to continue to deal solely and directly with such Lender in connection with the interests so assigned until Collateral Agent shall have received and accepted an effective assignment agreement in form satisfactory to Collateral Agent executed, delivered and fully completed by the applicable parties thereto, and shall have received such other information regarding such Eligible Assignee or Approved Lender as Collateral Agent reasonably shall require.  Notwithstanding anything to the contrary contained herein, so long as no Event of Default has occurred and is continuing, no Lender Transfer (other than a Lender Transfer in connection with (i) assignments by a Lender due to a forced divestiture at the request of any regulatory agency; or (ii) upon the occurrence of a default, event of default or similar occurrence with respect to a Lender’s own financing or securitization transactions) shall be permitted, without Borrower’s consent, to any Person which is an Affiliate or Subsidiary of Borrower, a direct competitor of Borrower or a vulture hedge fund, each as determined by Collateral Agent.

12.2  Indemnification.  Borrower agrees to indemnify, defend and hold Collateral Agent and the Lenders and their respective directors, officers, employees, agents, attorneys, or any other Person affiliated with or representing Collateral Agent or the Lenders (each, an “Indemnified Person”) harmless against:  (a) all obligations, demands, claims, and liabilities (collectively, “Claims”) asserted by any other party in connection with; related to; following; or arising from, out of or under, the transactions contemplated by the Loan Documents; and (b) all losses or Lenders’ Expenses incurred, or paid by Indemnified Person in connection with; related to; following; or arising from, out of or under, the transactions contemplated by the Loan Documents between Collateral Agent, and/or the Lenders and Borrower (including reasonable attorneys’ fees and expenses), except for Claims and/or losses directly caused by such Indemnified Person’s  gross negligence or willful misconduct.  Borrower hereby further indemnifies, defends and holds each Indemnified Person harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the fees and disbursements of counsel for such Indemnified Person) in connection with any investigative, response, remedial, administrative or judicial matter or proceeding, whether or not such Indemnified Person shall be designated a party thereto and including any such proceeding initiated by or on behalf of Borrower, and the reasonable expenses of investigation by engineers, environmental consultants and similar technical personnel and any commission, fee or compensation claimed by any broker (other than any broker retained by Collateral Agent or Lenders) asserting any right to payment for the transactions contemplated hereby which may be imposed on, incurred by or asserted against such Indemnified Person as a result of or in connection with the transactions contemplated hereby and the use or intended use of the proceeds of the loan proceeds except for liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements directly caused by such Indemnified Person’s gross negligence or willful misconduct.

12.3  Time of Essence.  Time is of the essence for the performance of all Obligations in this Agreement.

12.4  Severability of Provisions.  Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.5  Correction of Loan Documents.  Collateral Agent and the Lenders may correct patent errors and fill in any blanks in this Agreement and the other Loan Documents consistent with the agreement of the parties.

12.6  Amendments in Writing; Integration.  i) No amendment, modification, termination or waiver of any provision of this Agreement or any other Loan Document, no approval or consent thereunder, or any consent to any departure by Borrower or any of its Subsidiaries therefrom, shall in any event be effective unless the same shall be in writing and signed by Borrower, Collateral Agent and the Required Lenders provided that:

(i)  no such amendment, waiver or other modification that would have the effect of increasing or reducing a Lender’s Term Loan Commitment or Commitment Percentage shall be effective as to such Lender without such Lender’s written consent;

(ii)  no such amendment, waiver or modification that would affect the rights and duties of Collateral Agent shall be effective without Collateral Agent’s written consent or signature;

(iii)  no such amendment, waiver or other modification shall, unless signed by all the Lenders directly affected thereby, (A) reduce the principal of, rate of interest on or any fees with respect to any Term Loan or forgive any principal, interest (other than default interest) or fees (other than late charges) with respect to any Term Loan (B) postpone the date fixed for, or waive, any payment of principal of any Term Loan or of interest on any Term Loan (other than default interest) or any fees provided for hereunder (other than late charges or for any termination of any commitment); (C) change the definition of the term “Required Lenders” or the percentage of

Lenders which shall be required for the Lenders to take any action hereunder; (D) release all or substantially all of any material portion of the Collateral, authorize Borrower to sell or otherwise dispose of all or substantially all or any material portion of the Collateral or release any Guarantor of all or any portion of the Obligations or its guaranty obligations with respect thereto, except, in each case with respect to this clause (D), as otherwise may be expressly permitted under this Agreement or the other Loan Documents (including in connection with any disposition permitted hereunder); (E) amend, waive or otherwise modify this Section 12.6 or the definitions of the terms used in this Section 12.6 insofar as the definitions affect the substance of this Section 12.6; (F) consent to the assignment, delegation or other transfer by Borrower of any of its rights and obligations under any Loan Document or release Borrower of its payment obligations under any Loan Document, except, in each case with respect to this clause (F), pursuant to a merger or consolidation permitted pursuant to this Agreement; (G) amend any of the provisions of Section 9.4 or amend any of the definitions of Pro Rata Share, Term Loan Commitment, Commitment Percentage or that provide for the Lenders to receive their Pro Rata Shares of any fees, payments, setoffs or proceeds of Collateral hereunder; (H) subordinate the Liens granted in favor of Collateral Agent securing the Obligations; or (I) amend any of the provisions of Section 12.10.  It is hereby understood and agreed that all Lenders shall be deemed directly affected by an amendment, waiver or other modification of the type described in the preceding clauses (C), (D), (E), (F), (G) and (H) of the preceding sentence;

(iv)  the provisions of the foregoing clauses (i), (ii) and (iii) are subject to the provisions of any interlender or agency agreement among the Lenders and Collateral Agent pursuant to which any Lender may agree to give its consent in connection with any amendment, waiver or modification of the Loan Documents only in the event of the unanimous agreement of all Lenders.

(b)  Other than as expressly provided for in Section 12.6(a)(i)-(iii), Collateral Agent may, if requested by the Required Lenders, from time to time designate covenants in this Agreement less restrictive by notification to a representative of Borrower.

(c)  This Agreement and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.  All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Agreement and the Loan Documents merge into this Agreement and the Loan Documents.

12.7  Counterparts.  This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Agreement.

12.8  Survival.  All covenants, representations and warranties made in this Agreement continue in full force and effect until this Agreement has terminated pursuant to its terms and all Obligations (other than inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of this Agreement) have been satisfied.  The obligation of Borrower in Section 12.2 to indemnify each Lender and Collateral Agent, as well as the confidentiality provisions in Section 12.9 below, shall survive until the statute of limitations with respect to such claim or cause of action shall have run.

12.9  Confidentiality.  In handling any confidential information of Borrower, the Lenders and Collateral Agent shall exercise the same degree of care that it exercises for their own proprietary information, but disclosure of information may be made: (a) subject to the terms and conditions of this Agreement, to the Lenders’ and Collateral Agent’s Subsidiaries or Affiliates, or in connection with a Lender’s own financing or securitization transactions and upon the occurrence of a default, event of default or similar occurrence with respect to such financing or securitization transaction; (b) to prospective transferees (other than those identified in (a) above) or purchasers of any interest in the Credit Extensions (provided, however, the Lenders and Collateral Agent shall, except upon the occurrence and during the continuance of an Event of Default, obtain such prospective transferee’s or purchaser’s agreement to the terms of this provision or to similar confidentiality terms); (c) as required by law, regulation, subpoena, or other order; (d) to Lenders’ or Collateral Agent’s regulators or as otherwise required in connection with an examination or audit; (e) as Collateral Agent reasonably considers appropriate in exercising remedies under the Loan Documents; and (f) to third party service providers of the Lenders and/or Collateral Agent so long as such service providers have executed a confidentiality agreement with the Lenders and Collateral Agent with terms no less restrictive than those contained herein. Confidential information does not include information that either: (i) is in the public domain or in the Lenders’

and/or Collateral Agent’s possession when disclosed to the Lenders and/or Collateral Agent, or becomes part of the public domain after disclosure to the Lenders and/or Collateral Agent; or (ii) is disclosed to the Lenders and/or Collateral Agent by a third party, if the Lenders and/or Collateral Agent does not know that the third party is prohibited from disclosing the information.  Collateral Agent and the Lenders may use confidential information for any purpose, including, without limitation, for the development of client databases, reporting purposes, and market analysis.  The provisions of the immediately preceding sentence shall survive the termination of this Agreement.  The agreements provided under this Section 12.9 supersede all prior agreements, understanding, representations, warranties, and negotiations between the parties about the subject matter of this Section 12.9.

12.10  Public Announcement.  Notwithstanding anything else herein to the contrary, once Parent makes a public announcement of the transactions contemplated by this Agreement, Borrower hereby agrees that Collateral Agent and each Lender may make a public announcement of the transactions contemplated by this Agreement, and may publicize the same on its company website, in marketing materials, newspapers and other publications, and otherwise, and in connection therewith may use Borrower’s name, tradenames, logos, and any information related to the transactions to the extent such information is not confidential.

12.11  Right of Set Off.  Borrower hereby grants to Collateral Agent and to each Lender, a lien, security interest and right of set off as security for all Obligations to Collateral Agent and each Lender hereunder, whether now existing or hereafter arising upon and against all deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of Collateral Agent or the Lenders or any entity under the control of Collateral Agent or the Lenders (including a Collateral Agent affiliate) or in transit to any of them.  At any time after the occurrence and during the continuance of an Event of Default, without demand or notice, Collateral Agent or the Lenders may set off the same or any part thereof and apply the same to any liability or obligation of Borrower even though unmatured and regardless of the adequacy of any other collateral securing the Obligations.  ANY AND ALL RIGHTS TO REQUIRE COLLATERAL AGENT TO EXERCISE ITS RIGHTS OR REMEDIES WITH RESPECT TO ANY OTHER COLLATERAL WHICH SECURES THE OBLIGATIONS, PRIOR TO EXERCISING ITS RIGHT OF SETOFF WITH RESPECT TO SUCH DEPOSITS, CREDITS OR OTHER PROPERTY OF BORROWER ARE HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVED.

12.12  Cooperation of Borrower.  If necessary, Borrower agrees to (i) execute any documents (including new Secured Promissory Notes) reasonably required to effectuate and acknowledge each assignment of a Term Loan Commitment or Loan to an assignee in accordance with Section 12.1, (ii) make Borrower’s management available to meet with Collateral Agent and prospective participants and assignees of Term Loan Commitments or Credit Extensions (which meetings shall be conducted no more often than twice every twelve months unless an Event of Default has occurred and is continuing), and (iii) assist Collateral Agent or the Lenders in the preparation of information relating to the financial affairs of Borrower as any prospective participant or assignee of a Term Loan Commitment or Term Loan reasonably may request. Subject to the provisions of Section 12.9, Borrower authorizes each Lender to disclose to any prospective participant or assignee of a Term Loan Commitment, any and all information in such Lender’s possession concerning Borrower and its financial affairs which has been delivered to such Lender by or on behalf of Borrower pursuant to this Agreement, or which has been delivered to such Lender by or on behalf of Borrower in connection with such Lender’s credit evaluation of Borrower prior to entering into this Agreement.

12.13  Borrower Liability.  Any Borrower may, acting singly, request Credit Extensions hereunder.  Each Borrower hereby appoints the other as agent for the other for all purposes hereunder, including with respect to requesting Credit Extensions hereunder.  Each Borrower hereunder shall be jointly and severally obligated to repay all Credit Extensions made hereunder, regardless of which Borrower actually receives said Credit Extension, as if each Borrower hereunder directly received all Credit Extensions.  Each Borrower waives (a) any suretyship defenses available to it under the Code or any other applicable law, and (b) any right to require Collateral Agent or any Lender to: (i) proceed against any Borrower or any other person; (ii) proceed against or exhaust any security; or (iii) pursue any other remedy.  Collateral Agent and or any Lender may exercise or not exercise any right or remedy it has against any Borrower or any security it holds (including the right to foreclose by judicial or non-judicial sale) without affecting any Borrower’s liability.  Notwithstanding any other provision of this Agreement or other related document, each Borrower irrevocably waives all rights that it may have at law or in equity (including, without limitation, any law subrogating Borrower to the rights of Collateral Agent and the Lenders under this Agreement) to seek contribution, indemnification or any other form of reimbursement from any other Borrower, or any other Person now or hereafter primarily or secondarily liable for any of the Obligations, for any payment made by Borrower with respect to the Obligations in connection with this Agreement or otherwise and all rights that it might have to benefit from, or to participate in, any security for the Obligations as a result of any payment made by Borrower with respect to the Obligations in connection with this Agreement or otherwise.  Any agreement providing for indemnification, reimbursement or any other arrangement prohibited under this Section shall be null and void.  If any payment is made to a Borrower in contravention of this Section, such Borrower shall hold such payment in trust for Collateral Agent and the Lenders and such payment shall be promptly delivered to Collateral Agent for application to the Obligations, whether matured or unmatured.

12.14  Parallel Debt.

(a)  For the purpose of this this Section 12.14, the following terms shall have the following meaning:

“Parallel Debt” means in relation to any Borrower and Guarantor, at any given time an amount equal to the aggregate of the Principal Obligations at that time expressed in the relevant currency; and

“Principal Obligations” means, in relation to any Borrower and Guarantor and at any given time, each amount (whether matured or not) owing by such Borrower and/or Guarantor (as applicable) at that time to a Lender under the Loan Documents (other than the Parallel Debt).

(b)  Without prejudice to the other provisions of the Loan Documents and for the purpose of ensuring and preserving the validity, effect and continuity of the security rights granted and to be granted by any Borrower and Guarantor pursuant to any Dutch Security Document and German Security Documents, Borrower and Guarantors hereby unconditionally an irrevocably undertakes to pay to Collateral Agent its Parallel Debt on terms and conditions specified in this Section 12.14(b) (the aforesaid being the “Parallel Debt Covenant”).

(c)  Borrower, Guarantors and Collateral Agent acknowledge that (i) for this purpose the Parallel Debt created pursuant to the Parallel Debt Covenant constitutes undertakings, obligations and liabilities of such Borrower and Guarantor to the Collateral Agent that are separate and independent from, and without prejudice to, the Principal Obligations and (ii) the relevant Parallel Debt represents Collateral Agent’s own claim against Borrower and/or Guarantor (as applicable) to receive payment of the relevant Parallel Debt, provided that the total amount which may become due under the relevant Parallel Debt shall never exceed the total amount which may become due under the relevant Principal Obligations.

(d)  Borrower and Guarantors may not pay any of their Parallel Debt other than at the instruction of, and in the manner determined by, Collateral Agent.  Without prejudice to the preceding sentence, Borrower and Guarantors shall be obliged to pay the Parallel Debt (or if such Person’s Principal Obligations are due at different times, an amount of the relevant Parallel Debt corresponding to its relevant Principal Obligations) only when its relevant Principal Obligations have fallen due.

(e)  Any payment made, or amount recovered, in respect of the Parallel Debt shall reduce the relevant Principal Obligations to any Lender by the amount such Lender has received out of that payment or recovery under the Loan Documents.

(f)  All parties acknowledge and agree with the provisions of this Section 12.14.

12.15  Limitations - Germany.

(a)  Definitions.  In this Section 12.15:

“GmbHG” means the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung);

“HGB” means the German Commercial Code (Handelsgesetzbuch);

“Net Assets” means the aggregate of the German Borrower's (or, in the case of a GmbH & Co. KG, its general partner's) assets (consisting of all assets which correspond to the items set forth in section 266 para 2 A, B, C, D and E HGB), less the aggregate amount of such German Borrower's (or, in the case of a GmbH & Co. KG, its general partner's) liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 para 3 B, C, D and E HGB); provided that any obligations (Verbindlichkeiten) of the German Borrower (and, in the case of a GmbH & Co. KG, of its general partner) (or any accruals (Rückstellungen) therefor) for an enforcement of the Liability:

(1)  which are subordinated by law or by contract to any Indebtedness outstanding under the Loan Documents (including, for the avoidance of doubt, obligations that would in an insolvency be subordinated pursuant to section 39 para 1 no 5 or section 39 para 2 of the German Insolvency Code (Insolvenzordnung)) and including obligations under guarantees for obligations which are so subordinated;

(2)  under the Liability; and

(3)  incurred in violation of any of the provisions of a Loan Document shall be disregarded.

The Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and be based on the same principles that were applied by German Borrower in the preparation of its most recent annual balance sheet (Jahresbilanz);

“Liability” means the joint and several liability pursuant to Section 12.13;

“Protected Capital” means, in relation to German Borrower, the aggregate amount of:

(1)  its share capital (Stammkapital) as registered in the commercial register (Handelsregister) provided that any increase registered after the date of this Agreement shall (i) not be taken into account unless such increase has been effected with the prior written consent of the Collateral Agent (even if such increase is permitted under any Loan Document) and (ii) otherwise be taken into account only to the extent it is fully paid up; and

(2)  its amount of profits (Gewinne) or reserves (Rücklagen) which are not available for distribution to its shareholder(s) in accordance with section 268 para 8 HGB; and

“Up-stream and/or Cross-stream Liability” means the Liability if and to the extent it relates to Obligations of a Person which is a shareholder of German Borrower or an affiliated company (verbundenes Unternehmen) of such shareholder within the meaning of section 16, 17 or 18 of the German Stock Corporation Act (Aktiengesetz) (other than German Borrower and its Subsidiaries, provided that it shall not constitute an Up-stream or Cross-stream Liability if and to the extent the Liability relates to Obligations in respect of any funds or financial accommodation made available under a Loan Document to or at the request of any Borrower and on-lent or otherwise passed on to, or issued for the benefit of, the German Borrower or any of its Subsidiaries and outstanding from time to time.

(b)  Limitation on enforcement: Each of the Collateral Agent and Lenders agrees that the enforcement of the Liability shall be limited if and to the extent that German Borrower can show that:

(i)  the Liability is an Up-stream and/or Cross-stream Liability; and

(ii)  payment under the Liability would otherwise:

(1)  have the effect of reducing the German Borrower's Net Assets to an amount that is lower than the amount of its Protected Capital or, if the amount of the Net Assets is already lower than the amount of its Protected Capital, cause the Net Assets to be further reduced; and

(2)  thereby give rise to a violation of the capital maintenance requirement as set out in section 30 para 1 GmbHG; and

(3)  thereby give rise to personal liability of a director of German Borrower despite the Federal Court (Bundesgerichtshof) rulings BGH, 10/1/2017 – II ZR 94/15 and BGH, 21.3.2017 – II ZR 93/16 and the director's diligent assessment of German Borrower's recoverable indemnification claim (werthaltiger Freistellungsanspruch) at the date of this Agreement,

(a “Limitation Event”), provided that German Borrower has complied with its obligations under paragraphs (c) through (e) below.

(c)  Management Determination.  Within ten (10) Business Days after a payment demand under the Liability has been made, German Borrower shall provide a certificate signed by its directors confirming in writing (i) if and to what extent the Liability is an Up-stream and/or Cross-stream Liability and (ii) whether an enforcement of the Lability would lead to a Limitation Event (the “Management Determination”). Such confirmation shall comprise an up-to-date balance sheet of German Borrower and a detailed calculation (based on the provisions of this Agreement) of the amount of the relevant Net Assets and Protected Capital. German Borrower shall fulfil its obligations under the Liability within three (3) Business Days of providing the Management Determination (and each of Collateral Agent and Lenders shall be entitled to enforce the Liability) in an amount which, pursuant to the Management Determination, would not cause a Limitation Event (irrespective of whether or not the Collateral Agent agrees with the Management Determination).

(d)  Auditors Determination.  If Collateral Agent (acting on the instructions of the Required Lenders) disagrees with the Management Determination, it may within twenty (20) Business Days of its receipt request the German Borrower to deliver (at German Borrower's own cost and expense), within twenty (20) Business Days of such request an up-to-date balance sheet of German Borrower drawn-up by a firm of auditors appointed by German Borrower in consultation with the Collateral Agent, together with (i) a detailed calculation, based on the provisions of this Agreement, of the amount of the relevant Net Assets and Protected Capital (the “Auditor's Determination”) and (ii) a confirmation if and to what extent the Liability is an Up-stream and/or Cross-stream Liability and (ii) whether an enforcement of the Liability would result in a Limitation Event. German Borrower shall fulfil its obligations under the Liability within three (3) Business Days of providing the Auditor's Determination (and each of Collateral Agent and Lenders shall be entitled to enforce the Liability) in an amount which, pursuant to the Auditor's Determination, would not cause a Limitation Event. In case the amount enforceable pursuant to the Auditor's Determination is lower than the amount enforceable pursuant to the Management Determination and if and to the extent that the Liability has been enforced up to the higher amount, each of Collateral Agent and Lenders (other than the Collateral Agent in respect of the amounts already distributed to the Lenders) shall upon written demand by German Borrower to the Collateral Agent (which must be made within twenty (20) Business Days of the delivery of the Auditor's Determination) repay any proceeds from the enforcement of such Lability received by such Lender in an amount equal to the difference.

(e)  Disposals.  In case it claims a Limitation Event has occurred, German Borrower shall do everything legally permitted and commercially justifiable to minimize the limitation of the enforcement of the Liability under this Section 12.15 and, in particular, German Borrower shall, to the extent legally permitted, promptly, but in any event within three (3) months, realize, at least at market value, assets (i) that are shown in its balance sheet with a book value (Buchwert) which is, in the Collateral Agent's reasonable determination, significantly lower than their market value and that are not necessary for German Borrower's business (nicht betriebsnotwendig) or (ii) that can be realized by sale-and-lease-back transactions (or transactions of similar nature) or replaced by retaining services by a third person. Following the disposal, German Borrower shall promptly provide an updated, detailed calculation of the Net Assets (taking into account the disposal proceeds) to the Collateral Agent. Such calculation shall, upon the Collateral Agent's request, be confirmed by German Borrower's auditors within twenty (20) Business Days.

(f)  No prejudice.  No reduction of the amount enforceable pursuant to this Section 12.15 will prejudice the right of Collateral Agent or Lenders to continue to enforce the Liability (subject always to the operation of the limitations set out above at the time of such enforcement) until full satisfaction of the Obligations covered by the Liability.

13.  DEFINITIONS AND CONSTRUCTION

13.1  Definitions.  As used in this Agreement, the following terms have the following meanings:

“1-Month CME Term SOFR” is the 1-month CME Term SOFR reference rate as published by the CME Term SOFR Administrator on the CME Term SOFR Administrator’s Website.

“Account” is any “account” as defined in the Code with such additions to such term as may hereafter be made, and includes, without limitation, all accounts receivable and other sums owing to Borrower.

“Account Debtor” is any “account debtor” as defined in the Code with such additions to such term as may hereafter be made.

“Affiliate” of any Person is a Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person’s senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person’s managers and members.

“Agreement” is defined in the preamble hereof.

“Amortization Date” is March 1, 2025.

“Annual Projections” is defined in Section 6.2(a).

“Anti-Terrorism Laws” are any laws relating to terrorism or money laundering, including Executive Order No. 13224 (effective September 24, 2001), the USA PATRIOT Act, the laws comprising or implementing the Bank Secrecy Act, and the laws administered by OFAC.

“Approved Fund” is any (a) Person, investment company, fund, securitization vehicle or conduit that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender, or (iii) a Person (other than a natural person) or an Affiliate of a Person (other than a natural person) that administers or manages a Lender, or (b) any Person (other than a natural person) which temporarily warehouses loans, or provides financing or securitizations, in each case, for any Lender or any entity described in the preceding clause (a).

“Approved Lender” is defined in Section 12.1.

“Basic Rate” is with respect to each Term Loan, the per annum rate of interest (based on a year of three hundred sixty (360) days) equal to (a) the greater of (i) the 1-Month CME Term SOFR on the last Business Day of the month that immediately precedes the month in which the interest will accrue and (ii) seven hundredths percent (0.07%), plus (b) seven and ninety-three hundredths percent (7.93%).  Notwithstanding the foregoing, (i) in no event shall the Basic Rate for any Term Loan be less than eight percent (8.00%), and (ii) if the 1-Month CME Term SOFR no longer exists, Collateral Agent may, in good faith and with reference to the margin above such interest rate in this definition, amend this Agreement to replace the 1-Month CME Term SOFR with a replacement interest rate and replacement margin above such interest rate that results in a substantially similar interest rate floor and total rate in effect immediately prior to the effectiveness of such replacement interest rate and replacement margin, and any such amendment shall become effective at 5:00 p.m. Eastern time on the third Business Day after Collateral Agent has notified Borrower of such amendment.  Any determination, decision or election that may be made by Collateral Agent pursuant hereto will be conclusive and binding absent manifest error and may be made in Collateral Agent’s sole discretion and without consent from any other party.

“Blocked Person” is any Person: (a) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) a Person with which any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, or (e) a Person that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list.

“Borrower” is defined in the preamble hereof.

“Borrower’s Books” are Borrower’s or any of its Subsidiaries’ books and records including ledgers, federal, and state tax returns, records regarding Borrower’s or its Subsidiaries’ assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

“Business Day” is any day that is not a Saturday, Sunday or a day on which Collateral Agent is closed.

“Cash Equivalents” are (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., and (c) certificates of deposit maturing no more than one (1) year after issue provided that the account in which any such certificate of deposit is maintained is subject to a Control Agreement or other appropriate instrument under applicable law in favor of Collateral Agent.  For the avoidance of doubt, the direct purchase by Borrower or any of its Subsidiaries of any Auction Rate Securities, or purchasing participations in, or entering into any type of swap or other derivative transaction, or otherwise holding or engaging in any ownership interest in any type of Auction Rate Security by Borrower or any of its Subsidiaries shall be conclusively determined by the Lenders as an ineligible Cash Equivalent, and any such transaction shall expressly violate each other provision of this Agreement governing Permitted Investments.  Notwithstanding the foregoing, Cash Equivalents does not include and Borrower, and each of its Subsidiaries, are prohibited from purchasing, purchasing participations in, entering into any type of swap or other equivalent derivative transaction, or otherwise holding or engaging in any ownership interest in any type of debt instrument, including, without limitation, any corporate or municipal bonds with a long-term nominal maturity for which the interest rate is reset through a dutch auction and more commonly referred to as an auction rate security (each, an “Auction Rate Security”).

“Centogene Switzerland” means Centogene Switzerland AG, a company formed under the laws of Switzerland.

“Claims” are defined in Section 12.2.

“CME Term SOFR Administrator” is CME Group Benchmark Administration Limited, as administrator of the forward-looking term SOFR, or any successor administrator.

“CME Term SOFR Administrator’s Website” is the website of the CME Group Benchmark Administrator at http://www.cmegroup.com, or any successor source.

“Code” is the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of New York; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Collateral Agent’s Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of New York, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

“Collateral” is (a) in the case of US Borrower, any and all properties, rights and assets of US Borrower described on Exhibit A, (b) in the case of the German Borrower, the collateral described in the German Security Documents, (c) in the case of the Parent and Centosafe, the collateral described in the Dutch Security Documents, and (d) in the case of any other Borrower or Guarantor, the collateral described in security documents that are Loan Documents for such Person.

“Collateral Account” is any Deposit Account, Securities Account, or Commodity Account, or any other bank account maintained by Borrower or any Subsidiary at any time.

“Collateral Agent” is, Oxford, not in its individual capacity, but solely in its capacity as agent on behalf of and for the benefit of the Lenders.

“Commitment Percentage” is set forth in Schedule 1.1, as amended from time to time.

“Commodity Account” is any “commodity account” as defined in the Code with such additions to such term as may hereafter be made.

“Communication” is defined in Section 10.

“Compliance Certificate” is that certain certificate in the form attached hereto as Exhibit C.

“Constitutional Documents” means in respect of any Person its deed of incorporation and articles of association or any equivalent documents.

“Contingent Obligation” is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligations for undrawn letters of credit for the account of that Person; and (c) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but “Contingent Obligation” does not include endorsements in the ordinary course of business.  The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

“Control Agreement” is any control agreement entered into among the depository institution at which Borrower or any Subsidiary that is a Guarantor maintains a Deposit Account or the securities intermediary or commodity intermediary at which Borrower or such Subsidiary maintains a Securities Account or a Commodity Account, Borrower and such Subsidiary, and Collateral Agent pursuant to which Collateral Agent obtains control (within the meaning of the Code) for the benefit of the Lenders over such Deposit Account, Securities Account, or Commodity Account.

“Copyrights” are any and all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret.

“Credit Extension” is any Term Loan or any other extension of credit by Collateral Agent or Lenders for Borrower’s benefit.

“Default Rate” is defined in Section 2.3(b).

“Deposit Account” is any “deposit account” as defined in the Code with such additions to such term as may hereafter be made.

“Designated Deposit Account” is Parent’s deposit account, account number ending in 6500, maintained with Commerzbank AG.

“Disbursement Letter” is that certain form attached hereto as Exhibit B.

“Division” means, in reference to any Person which is an entity, the division of such Person into two (2) or more separate Persons, with the dividing Person either continuing or terminating its existence as part of such division, including, without limitation, as contemplated under Section 18-217 of the Delaware Limited Liability Company Act for limited liability companies formed under Delaware law, or any analogous action taken pursuant to any other applicable law with respect to any corporation, limited liability company, partnership or other entity.

“Dollars,” “dollars” and “$” each mean lawful money of the United States.

“Dutch Civil Code” means the Dutch Civil Code (Burgerlijk Wetboek).

“Dutch Security Documents” means (a) the Dutch law governed deed of pledge of receivables, moveable assets and IP security assets among Parent and Centosafe as pledgors and Collateral Agent as pledgee, and (b) the Dutch law governed deed of first right of pledge among Parent, as pledgor, Centosafe, as the company and Collateral Agent as pledgee.

“Effective Date” is defined in the preamble of this Agreement.

“Eligible Assignee” is (i) a Lender, (ii) an Affiliate of a Lender, (iii) an Approved Fund and (iv) any commercial bank, savings and loan association or savings bank or any other entity which is an “accredited investor” (as defined in Regulation D under the Securities Act of 1933, as amended) and which extends credit or buys loans as one of its businesses, including insurance companies, mutual funds, lease financing companies and commercial finance companies, in each case, which either (A) has a rating of BBB or higher from Standard & Poor’s Rating Group and a rating of Baa2 or higher from Moody’s Investors Service, Inc. at the date that it becomes a Lender or (B) has total assets in excess of Five Billion Dollars ($5,000,000,000.00), and in each case of clauses (i) through (iv), which, through its applicable lending office, is capable of lending to Borrower without the imposition of any withholding or similar taxes; provided that notwithstanding the foregoing, “Eligible Assignee” shall not include, unless an Event of Default has occurred and is continuing, (i) Borrower or any of Borrower’s Affiliates or Subsidiaries or (ii) a direct competitor of Borrower or a vulture hedge fund, each as determined by Collateral Agent.  Notwithstanding the foregoing, (x) in connection with assignments by a Lender due to a forced divestiture at the request of any regulatory agency, the restrictions set forth herein shall not apply and Eligible Assignee shall mean any Person or party and (y) in connection with a Lender’s own financing or securitization transactions, the restrictions set forth herein shall not apply and Eligible Assignee shall mean any Person or party providing such financing or formed to undertake such securitization transaction and any transferee of such Person or party upon the occurrence of a default, event of default or similar occurrence with respect to such financing or securitization transaction; provided that no such sale, transfer, pledge or assignment under this clause (y) shall release such Lender from any of its obligations hereunder or substitute any such Person or party for such Lender as a party hereto until Collateral Agent shall have received and accepted an effective assignment agreement from such Person or party in form satisfactory to Collateral Agent executed, delivered and fully completed by the applicable parties thereto, and shall have received such other information regarding such Eligible Assignee as Collateral Agent reasonably shall require.

“Equipment” is all “equipment” as defined in the Code with such additions to such term as may hereafter be made, and includes without limitation all machinery, fixtures, goods, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing.

“ERISA” is the Employee Retirement Income Security Act of 1974, as amended, and its regulations.

“Excluded Account” is defined in Section 6.6(b).

“Event of Default” is defined in Section 8.

“Facility Fee” is defined in Section 2.5(a).

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Final Payment” is a payment (in addition to and not a substitution for the regular monthly payments of principal plus accrued interest) due on the earliest to occur of (a) the Maturity Date, or (b) the acceleration of any Term Loan, or (c) the prepayment of a Term Loan pursuant to Section 2.2(c) or (d), equal to the original principal amount of such Term Loan multiplied by the Final Payment Percentage, payable to Lenders in accordance with their respective Pro Rata Shares.

“Final Payment Percentage” is (a) with respect to any Term A Loan, five and three quarters percent (5.75%) and (b) with respect to any Term B Loan, (i) five and three quarters percent (5.75%) if the Funding Date of such Term B Loan is prior to October 1, 2022, (ii) four and ninety-five hundredths percent (4.95%) if the Funding Date is on or after October 1, 2022 through and including December 31, 2022, (iii) four and one half percent (4.50%) if the Funding Date is on or after January 1, 2023 through and including March 31, 2023 and (iv) four percent (4.00%) if the Funding Date is on or after April 1, 2023 through and including July 31, 2023.

“FMSA” means the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), as amended from time to time.

“Funding Date” is any date on which a Credit Extension is made to or on account of Borrower which shall be a Business Day.

“General Intangibles” are all “general intangibles” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation, all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, any trade secret rights, including any rights to unpatented inventions, payment intangibles, royalties, contract rights, goodwill, franchise agreements, purchase orders, customer lists, route lists, telephone numbers, domain names, claims, income and other tax refunds, security and other deposits, options to purchase or sell real or personal property, rights in all litigation presently or hereafter pending (whether in contract, tort or otherwise), insurance policies (including without limitation key man, property damage, and business interruption insurance), payments of insurance and rights to payment of any kind.

“German Account Pledge Agreement” means the German law account pledge agreement (Kontoverpfändungsvertrag) in relation to all the bank accounts of Centogene Germany and the Parent in Germany between, inter alios, Collateral Agent as pledgee and Centogene Germany and the Parent as pledgors.

“German Borrower” means Centogene Germany and any other Borrower incorporated or established in the Federal Republic of Germany.

“German IP Security Agreement” means the German law security assignment agreement in relation to all Intellectual Property of German Borrower between Collateral Agent as assignee and the German Borrower as assignor.

“German Security Assignment Agreement” means the German law security assignment agreement (Sicherungsabtretungsvertrag) in relation to all accounts receivable, insurance receivables and intercompany loan receivables of German Borrower between Collateral Agent as assignee and German Borrower as assignor.

“German Security Transfer Agreement” means the German law security transfer agreement (Sicherungsübereignungsvertrag) in relation to all moveable assets of German Borrower located at its premises at Am Strande 7, 18055 Rostock, Germany, between Collateral Agent as transferee and German Borrower as transferor.

“German Share Pledge Agreement” means the German law share pledge agreement (Geschäftsanteilsverpfändungsvertrag) in relation to all the shares in German Borrower between, inter alios, Collateral Agent and the Lenders as pledgees and the Parent as pledgor.

“German Security Documents” means the German Account Pledge Agreement, the German Security Assignment Agreement, the German Share Pledge Agreement, the German IP Security Agreement and the German Security Transfer Agreement.

“Good Faith Deposit” is defined in Section 2.5(e).

“Governmental Approval” is any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority.

“Governmental Authority” is any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“Group” is the Parent and each of its Subsidiaries.

“Guarantor” is any Person providing a Guaranty in favor of Collateral Agent.

“Guaranty” is any guarantee of all or any part of the Obligations, as the same may from time to time be amended, restated, modified or otherwise supplemented.

“IFRS” is the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations, and (d) Contingent Obligations.

“Indemnified Person” is defined in Section 12.2.

“Insolvency Proceeding” is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief, including, in relation to any procedure or step taken in the Netherlands, bankruptcy (faillissement), suspension of payments (surseance van betaling), emergency procedure (noodregeling) or any other procedure having the effect that the entity to which it applies loses the free management or ability to dispose of its property (irrespective of whether that procedure is provisional or final; and dissolution (ontbinding) or any other procedure having the effect that the entity to which it applies ceases to exist or any notice under section 36 of the Dutch Tax Collection Act (Invorderingswet 1990) (irrespective of whether this notice is pursuant to section 60 of the Act on the Financing of Social Insurances (Wet financiering sociale verzekeringen)).

“Insolvent” means not Solvent.

“Intellectual Property” means all of Borrower’s or any Subsidiary’s right, title and interest in and to the following:

(a)  its Copyrights, Trademarks and Patents;

(b)  any and all trade secrets and trade secret rights, including, without limitation, any rights to unpatented inventions, know-how, operating manuals;

(c)  any and all source code;

(d)  any and all design rights which may be available to Borrower;

(e)  any and all claims for damages by way of past, present and future infringement of any of the foregoing, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the Intellectual Property rights identified above; and

(f)  all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents.

“Inventory” is all “inventory” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation all merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products, including without limitation such inventory as is temporarily out of any Person’s custody or possession or in transit and including any returned goods and any documents of title representing any of the above.

“Investment” is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance, payment or capital contribution to any Person.

“Key Person” is each of Parent’s (i) Chief Executive Officer, who is Andrin Oswald, M.D. as of the Effective Date, (ii) Interim Chief Executive Officer, who is Kim Stratton as of the Effective Date, (iii) Chief Financial Officer, who is René Just as of the Effective Date, (iv) Chief Science Officer, who is Patrice P. Denèfle, Ph.D. as of the Effective Date, and (v) Chief Commercial Officer – Diagnostics, who is Maximilian Schmid, M.D. as of the Effective Date.

“Lender” is any one of the Lenders.

“Lenders” are the Persons identified on Schedule 1.1 hereto and each assignee that becomes a party to this Agreement pursuant to Section 12.1.

“Lenders’ Expenses” are all audit fees and expenses, costs, and expenses (including reasonable documented and out-of-pocket attorneys’ fees and expenses, as well as appraisal fees, fees incurred on account of lien searches, inspection fees, and filing fees) for preparing, amending, negotiating, administering, defending and enforcing the Loan Documents (including, without limitation, those incurred in connection with appeals or Insolvency Proceedings) or otherwise incurred by Collateral Agent and/or the Lenders in connection with the Loan Documents.

“Lien” is a claim, mortgage, deed of trust, levy, charge, pledge, security interest, or other encumbrance of any kind, whether voluntarily incurred or arising by operation of law or otherwise against any property.

“Loan Documents” are, collectively, this Agreement, the Perfection Certificates, each Compliance Certificate, each Disbursement Letter, the Post Closing Letter, the Dutch Security Documents, the German Security Documents, each Intellectual Property security agreement, the Success Fee Agreement, any subordination agreements, any note, or notes or guaranties executed by Borrower or any other Person, and any other present or future agreement entered into by Borrower, any Guarantor or any other Person for the benefit of the Lenders and Collateral Agent in connection with this Agreement; all as amended, restated, or otherwise modified.

“Material Adverse Change” is (a) a material impairment in the perfection or priority of Collateral Agent’s Lien in the Collateral or in the value of such Collateral; (b) a material adverse change in the business, operations or condition (financial or otherwise) of either (i) Borrower or (ii) Borrower and its Subsidiaries, taken as a whole; or (c) a material impairment of the prospect of repayment of any portion of the Obligations.

“Maturity Date” is, for each Term Loan, January 29, 2027.

“Obligations” are all of Borrower’s obligations to pay when due any debts, principal, interest, Lenders’ Expenses, the Prepayment Fee, the Final Payment, and other amounts Borrower owes the Lenders now or later, in connection with, related to, following, or arising from, out of or under, this Agreement or, the other Loan Documents, or otherwise and including interest accruing after Insolvency Proceedings begin (whether or not allowed) and debts, liabilities, or obligations of Borrower assigned to the Lenders and/or Collateral Agent, and the performance of Borrower’s duties under the Loan Documents.

“OFAC” is the U.S. Department of the Treasury Office of Foreign Assets Control.

“OFAC Lists” are, collectively, the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) and/or any other list of terrorists or other restricted Persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders.

“Operating Documents” are, for any Person, such Person’s formation documents, and, (a) if such Person is a corporation, its bylaws in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement) and (if applicable) a list of its shareholders, (c) if such Person is a partnership, its partnership agreement (or similar agreement), and (d) if applicable, an excerpt from such Person’s register, each of the foregoing with all current amendments or modifications thereto.

“Parallel Debt” is defined in Section 12.14.

“Parallel Debt Covenant” is defined in Section 12.14.

“Patents” means all patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Payment Date” is the first (1st) calendar day of each calendar month, commencing on March 1, 2022.

“Perfection Certificate” and “Perfection Certificates” is defined in Section 5.1.

“Permitted Indebtedness” is:

(a)  Borrower’s Indebtedness to the Lenders and Collateral Agent under this Agreement and the other Loan Documents;

(b)  Indebtedness existing on the Effective Date and disclosed on the Perfection Certificate(s);

(c)  Subordinated Debt;

(d)  unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(e)  Indebtedness consisting of capitalized lease obligations and purchase money Indebtedness, in each case incurred by Borrower or any of its Subsidiaries to finance the acquisition, repair, improvement or construction of fixed or capital assets of such person, provided that (i) the aggregate outstanding principal amount of all such Indebtedness does not exceed Five Hundred Thousand Dollars ($500,000.00) at any time and (ii) the principal amount of such Indebtedness does not exceed the lower of the cost or fair market value of the property so acquired or built or of such repairs or improvements financed with such Indebtedness (each measured at the time of such acquisition, repair, improvement or construction is made);

(f)  Indebtedness among Borrowers and Guarantors;

(g)  Indebtedness in respect of bank overdraft facilities and/or bank guarantees, provided that (i) the aggregate outstanding principal amount of all such Indebtedness does not exceed Three Million Five Hundred Thousand Euros (€3,500,000.00) in the aggregate at any time and (ii) the aggregate outstanding principal amount of any Indebtedness in respect of bank guarantees does not exceed One Million Euros (€1,000,000.00) in the aggregate at any time;

(h)  Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of Borrower’s business;

(i)  extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (c) through (g) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose materially more burdensome terms upon Borrower, or its Subsidiary, as the case may be;

(j)  unsecured Indebtedness incurred as a result of subsidies provided to Borrower or its Subsidiaries by a Governmental Authority, provided that the aggregate outstanding principal amount of all such Indebtedness does not exceed Five Hundred Thousand Dollars ($500,000.00) at any time.

“Permitted Investments” are:

(a)  Investments disclosed on the Perfection Certificate(s) and existing on the Effective Date;

(b)  (i) Investments consisting of cash and Cash Equivalents held in Borrower’s Collateral Accounts that are maintained in accordance with Section 6.6 of this Agreement, and (ii) any other Investments permitted by Borrower’s investment policy, as amended from time to time, provided that such investment policy (and any such amendment thereto) has been approved in writing by Collateral Agent;

(c)  Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of Borrower;

(d)  Investments consisting of Collateral Accounts in which Collateral Agent has a perfected security interest to the extent required by Section 6.6;

(e)  Investments in connection with Transfers permitted by Section 7.1;

(f)  Investments (i) by Borrower in a Subsidiary that is a Borrower or a Guarantor and (ii) by Subsidiaries in a Borrower or a Guarantor;

(g)  Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of Borrower or its Subsidiaries pursuant to employee stock purchase plans or agreements approved by Parent’s board of directors; not to exceed One Hundred Thousand Dollars ($100,000.00) in the aggregate for (i) and (ii) in any fiscal year;

(h)  Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(i)  Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business; provided that this clause (i) shall not apply to Investments of Borrower in any Subsidiary;

(j)  non-cash Investments in joint ventures or strategic alliances in the ordinary course of Borrower’s business consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support; and

(k)  any other Investments not permitted under the preceding paragraphs and that do not exceed Five Hundred Thousand Dollars ($500,000.00) in aggregate in any fiscal year.

“Permitted Licenses” are (A) licenses of over-the-counter software that is commercially available to the public, and (B) non-exclusive and exclusive licenses for the use of the Intellectual Property of Borrower or any of its Subsidiaries entered into in the ordinary course of business, provided, that, with respect to each such license described in clause (B), (i) no Event of Default has occurred or is continuing at the time of such license; (ii) the license constitutes an arms-length transaction, the terms of which, on their face, do not provide for a sale or assignment of any Intellectual Property and do not restrict the ability of Borrower or any of its Subsidiaries, as applicable, to pledge, grant a security interest in or lien on, or assign or otherwise Transfer any Intellectual Property; (iii) in the case of any exclusive license, (x) Borrower delivers ten (10) days’ prior written notice and a brief summary of the terms of the proposed license to Collateral Agent and the Lenders and delivers to Collateral Agent and the Lenders copies of the final executed licensing documents in connection with the exclusive license promptly upon consummation thereof, and (y) any such license could not result in a legal transfer of title of the licensed property but may be exclusive in respects other than territory and may be exclusive as to territory only as to discrete geographical areas outside of the United States; and (iv) all upfront payments, royalties, milestone payments or other proceeds arising from the licensing agreement that are payable to Borrower or any of its Subsidiaries are paid to a Deposit Account that is governed by a Control Agreement or other appropriate instrument under applicable law.

“Permitted Liens” are:

(a)  Liens existing on the Effective Date and disclosed on the Perfection Certificates or  arising under this Agreement and the other Loan Documents;

(b)  Liens for taxes, fees, assessments or other government charges or levies, either (i) not due and payable or (ii) being contested in good faith and for which Borrower maintains adequate reserves on its Books, provided that no notice of any such Lien has been filed or recorded under the Internal Revenue Code of 1986, as amended, and the Treasury Regulations adopted thereunder;

(c)  Liens securing Indebtedness permitted under clause (e) of the definition of “Permitted Indebtedness,” provided that (i) such Liens exist prior to the acquisition of, or attach substantially simultaneous with, or within twenty (20) days after the, acquisition, lease, repair, improvement or construction of, such property financed or leased by such Indebtedness and (ii) such Liens do not extend to any property of Borrower other than the property (and proceeds thereof) acquired, leased or built, or the improvements or repairs, financed by such Indebtedness;

(d)  Liens of carriers, warehousemen, suppliers, or other Persons that are possessory in nature arising in the ordinary course of business so long as such Liens attach only to Inventory, securing liabilities in the aggregate amount not to exceed One Hundred Thousand Dollars ($100,000.00), and which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

(e)  Liens to secure payment of workers’ compensation, employment insurance, old-age pensions, social security and other like obligations (including section 8a of the German Old Age Part Time Act (Altersteilzeitgesetz) and section 7e of the Fourth Book of the German Social Code (Sozialgesetzbuch IV)  incurred in the ordinary course of business (other than Liens imposed by ERISA);

(f)  Liens incurred in the extension, renewal or refinancing of the Indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness may not increase;

(g)  leases or subleases of real property granted in the ordinary course of Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than Intellectual Property) granted in the ordinary course of Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), if the leases, subleases, licenses and sublicenses do not prohibit granting Collateral Agent or any Lender a security interest therein;

(h)  banker’s liens, rights of setoff and Liens in favor of financial institutions incurred in the ordinary course of business arising in connection with Borrower’s deposit accounts or securities accounts held at such institutions solely to secure payment of fees and similar costs and expenses and provided such accounts are maintained in compliance with Section 6.6(b) hereof, including any security interest or right to set-off arising under articles 24 or 25 respectively of the general terms and conditions (algemene voorwaarden) of any member of the Dutch Bankers' Association (Nederlandse Vereniging van Banken) or similar terms applied by an account bank;

(i)  Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 8.4 or 8.7;

(j)  Liens consisting of Permitted Licenses;

(k)  Liens solely on cash collateral pledged to secure bank overdraft facilities and bank guarantees permitted pursuant to clause (g) of the definition of “Permitted Indebtedness” and not to exceed Three Million Five Hundred Thousand Euros (€3,500,000.00) in the aggregate at any time; provided, however, the aggregate outstanding principal amount of any Indebtedness in respect of bank guarantees shall not exceed One Million Euros (€1,000,000.00) in the aggregate at any time; and

(l)  Liens solely on cash collateral pledged to secure the performance of real property leases entered into in the ordinary course of business and not representing an obligation for borrowed money so long as (i) each such deposit is made at the commencement of a lease or its renewal when there is no underlying default under such lease and (ii) the aggregate amount of all such outstanding deposits does not exceed Two Million Seven Hundred Thousand Euros (€2,700,000.00).

“Person” is any individual, sole proprietorship, partnership, (private or public) limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Post Closing Letter” is that certain Post Closing Letter dated as of the Effective Date by and between Collateral Agent and Borrower.

“Prepayment Fee” is, with respect to any Term Loan subject to prepayment prior to the Maturity Date, whether by mandatory or voluntary prepayment, acceleration or otherwise, an additional fee payable to the Lenders in amount equal to:

(i)  for a prepayment made on or after the Funding Date of such Term Loan through and including the first anniversary of the Funding Date of such Term Loan, three percent (3.00%) of the principal amount of such Term Loan prepaid;

(ii)  for a prepayment made after the date which is after the first anniversary of the Funding Date of such Term Loan through and including the second anniversary of the Funding Date of such Term Loan, two percent (2.00%) of the principal amount of the Term Loans prepaid; and

(iii)  for a prepayment made after the date which is after the second anniversary of the Funding Date of such Term Loan and prior to the Maturity Date, one percent (1.00%) of the principal amount of the Term Loans prepaid.

“Product Revenue” means the gross product revenue from the diagnostics and pharma services segments of Borrower and its Subsidiaries determined in accordance with IFRS and on a consolidated basis.

“Pro Rata Share” is, as of any date of determination, with respect to each Lender, a percentage (expressed as a decimal, rounded to the ninth decimal place) determined by dividing the outstanding principal amount of Term Loans held by such Lender by the aggregate outstanding principal amount of all Term Loans.

“Registered Organization” is any “registered organization” as defined in the Code with such additions to such term as may hereafter be made.

“Required Lenders” means (i) for so long as all of the Persons that are Lenders on the Effective Date (each an “Original Lender”) have not assigned or transferred any of their interests in their Term Loan, Lenders holding one hundred percent (100%) of the aggregate outstanding principal balance of the Term Loan, or (ii) at any time from and after any Original Lender has assigned or transferred any interest in its Term Loan, Lenders holding at least sixty six percent (66%) of the aggregate outstanding principal balance of the Term Loan and, in respect of this clause (ii), (A) each Original Lender that has not assigned or transferred any portion of its Term Loan, (B) each assignee or transferee of an Original Lender’s interest in the Term Loan, but only to the extent that such assignee or transferee is an Affiliate or Approved Fund of such Original Lender, and (C) any Person providing financing to any Person described in clauses (A) and (B) above; provided, however, that this clause (C) shall only apply upon the occurrence of a default, event of default or similar occurrence with respect to such financing.

“Requirement of Law” is as to any Person, the organizational or governing documents of such Person, and any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” is any of the President, Chief Executive Officer, or Chief Financial Officer of Borrower acting alone.

“Secured Promissory Note” is defined in Section 2.4.

“Secured Promissory Note Record” is a record maintained by each Lender with respect to the outstanding Obligations owed by Borrower to Lender and credits made thereto.

“Securities Account” is any “securities account” as defined in the Code with such additions to such term as may hereafter be made.

“Shares” is one hundred percent (100%) of the issued and outstanding equity interests owned or held of record by Centogene Germany in US Borrower.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Solvent” is, with respect to any Person: the fair salable value of such Person’s consolidated assets (including goodwill minus disposition costs) exceeds the fair value of such Person’s liabilities; such Person is not left with unreasonably small capital after the transactions in this Agreement; and such Person is able to pay its debts (including trade debts) as they mature.

“Subordinated Debt” is indebtedness incurred by Borrower or any of its Subsidiaries subordinated to all Indebtedness of Borrower and/or its Subsidiaries to the Lenders (pursuant to a subordination, intercreditor, or other similar agreement in form and substance satisfactory to Collateral Agent and the Lenders entered into between Collateral Agent, Borrower, and/or any of its Subsidiaries, and the other creditor), on terms acceptable to Collateral Agent and the Lenders.

“Subsidiary” is, with respect to any Person, (a) any Person of which more than fifty percent (50%) of the voting stock or other equity interests (in the case of Persons other than corporations) is owned or controlled, directly or indirectly, by such Person or through one or more intermediaries and in relation to the financial statements of the Group, (i) a group company (groepsmaatschappij) as defined in section 2:24b of the Dutch Civil Code and (ii) any company which is proportionally consolidated in the consolidated financial statements of the Group (excluding, however, Dr. Bauer Laboratoriums GmbH), or (b) which is, in relation to a Person incorporated or established under German law, a subsidiary (Tocherunternehmen) within the meaning of section 290 of the German Commercial Code (Handelsgesetzbuch).

“Success Fee Agreement” means that certain Success Fee Agreement, dated as of the Effective Date, by and among Borrower, the Collateral Agent and Lenders.

“Tax Certificate” is defined in Section 2.6 hereof.

“Term Loan” is defined in Section 2.2(a)(ii) hereof.

“Term A Loan” is defined in Section 2.2(a)(i) hereof.

“Term B Draw Period” is the period commencing on the date of the occurrence of the Term B Milestone and ending on the earliest of (i) the date that is sixty (60) days after the occurrence of the Term B Milestone, (ii) July 31, 2023 and (iii) the occurrence of an Event of Default; provided, however, that the Term B Draw Period shall not commence if on the date of the occurrence of the Term B Milestone an Event of Default has occurred and is continuing.

“Term B Loan” is defined in Section 2.2(a)(ii) hereof.

“Term B Milestone” is Borrower’s delivery to Collateral Agent and Lenders of evidence, satisfactory to Collateral Agent and Lenders in their reasonable discretion, that Borrower has achieved Product Revenue of at least Fifty Million Dollars ($50,000,000.00) calculated on a trailing twelve (12) month basis as of the last day of a fiscal month.

“Term Loan Commitment” is, for any Lender, the obligation of such Lender to make a Term Loan, up to the principal amount shown on Schedule 1.1.  “Term Loan Commitments” means the aggregate amount of such commitments of all Lenders.

“Trademarks” means any trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

“Transfer” is defined in Section 7.1.

“US” is the United States of America.

“Withholding Tax Indemnity Amount” is defined in Section 2.6 hereof.

13.2  Dutch Terms.  In this Agreement, where it relates to a Person incorporated or established in the Netherlands and unless a contrary intention appears, a reference to:

(a)  “authorization”, where applicable, includes without limitation:

(i)  any action required to comply with the Dutch Works Council Act (Wet op de ondernemingsraden); and

(ii)  obtaining an unconditional positive or neutral advice (advies) from the competent works council(s);

(b)  financial assistance means any act contemplated by section 2:98(c) of the Dutch Civil Code;

(c)  a security interest includes any mortgage (hypotheek), pledge (pandrecht), retention-of-title arrangement (recht van retentie), right to reclaim goods (recht van reclame), privilege (voorrecht) and, in general, any right in rem (beperkt recht) created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(d)  a director in relation to a Dutch Person, means a managing director (bestuurder) and board of directors means its managing board (bestuur);

(e)  a receiver or trustee in bankruptcy includes a trustee in bankruptcy (curator);

(f)  an attachment includes a beslag and attaching or taking possession of (any of those terms) includes serving an attachment order (beslag leggen); and

(g)  works council means each works council (ondernemingsraad) or central or group works council (centrale of groeps ondernemingsraad) having jurisdiction over that person.

13.3  German Terms.  In this Agreement, where it relates to a Person incorporated or established in Germany and unless a contrary intention appears, a reference to:

(a)  “Insolvency Proceedings” includes any insolvency proceedings (Insolvenzverfahren) pursuant to the German Insolvency Code (Insolvenzordnung);

(b)  such Person being “Insolvent” includes it being over-indebted (überschuldet within the meaning of section 19 German Insolvency Code (Insolvenzordnung)) or unable to pay its debts as they fall due (zahlungsunfähig within the meaning of section 17 German Insolvency Code (Insolvenzordnung));

(c)  “Receiver”, includes an Insolvenzverwalter, a preliminary insolvency administrator (vorläufiger Insolvenzverwalter), a Zwangsverwalter or a custodian or creditor's trustee (Sachverwalter);

(d)  “director" includes any statutory legal representative(s) (organschaftlicher Vertreter), a managing director (Geschäftsführer) or member of the board of directors (Vorstand);

(e)  a “disposal” includes:

(i)  a Verfügung;

(ii)  the entry into an agreement on a priority notice (Auflassungsvormerkung);

(iii)  an agreement on the transfer of title to a property (Auflassung) in whole or part; and

(iv)  the partition of ownership in a property (Grundstücksteilung);

(f)  “gross negligence” includes grobe Fahrlässigkeit and “willful misconduct” includes Vorsatz;

(g)  “Merger” includes any corporate measure contemplated by the German Transformation Act (Umwandlungsgesetz) as well as any other corporate act by which several entities are consolidated with the result of one entity becoming the universal legal successor (Gesamtrechtsnachfolger) of the other;

(h)  “security interest” or “Lien” includes any mortgage (Hypothek), land charge (Grundschuld) pledge (Pfandrecht), retention of title arrangement (Eigentumsvorbehalt), security assignment (Sicherungsabtretung) and security transfer (Sicherungsübereignung); and

(i)  an appointment as attorney-in-fact or granting of authority shall include the release from the restrictions imposed by section 181 of the German Civil Code (Bürgerliches Gesetzbuch)or similar restrictions.

13.4  Language.  This Agreement is made in the English language. For the avoidance of doubt, the English language version of this Agreement shall prevail over any translation of this Agreement.  However, where a German or a Dutch translation of an English word or phrase appears in the text of this Agreement, the German or Dutch translation of such word or phrase shall be decisive for the construction of the English term it relates to, throughout.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

BORROWER:

CENTOGENE N.V.

By	/s/ Rene Just
Name:	Rene Just
Title:	CFO

CENTOGENE GMBH

By	/s/ Dr. Volkmar Weckesser
Name:	Dr. Volkmar Weckesser
Title:	Managing Director (Geschäftsführer)

By	/s/ Florian Vogel
Name:	Florian Vogel
Title:	Managing Director (Geschäftsführer)

CENTOSAFE B.V.

By	/s/ Rene Just
Name:	Rene Just
Title	CFO

CENTOGENE US, LLC

By	/s/ Justin Bingham
Name:	Justin Bingham
Title:	SVP Business Development

COLLATERAL AGENT AND LENDER:

OXFORD FINANCE LLC

By	/s/ Colette H. Featherly
Name:	Colette H. Featherly
Title	Senior Vice President

SCHEDULE 1.1

Lenders and Commitments

	Term A Loans
Lender	Term Loan Commitment	Commitment Percentage
OXFORD FINANCE LLC	$25,000,000.00	100.00%
TOTAL	$25,000,000.00	100.00%
	Term B Loans
Lender	Term Loan Commitment	Commitment Percentage
OXFORD FINANCE LLC	$20,000,000.00	100.00%
TOTAL	$20,000,000.00	100.00%
	Aggregate (all Term Loans)
Lender	Term Loan Commitment	Commitment Percentage
OXFORD FINANCE LLC	$45,000,000.00	100.00%
TOTAL	$45,000,000.00	100.00%